No. ---------

-------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                     FORM 10

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934




                        TRICON GLOBAL RESTAURANTS, INC.
                        Incorporated in North Carolina

                               -------------------

                               -------------------

                                 (---) --------
                    (Address of Principal Executive Offices)

                                   13-3951308
                      (I.R.S. Employer Identification No.)

                            -------------------------


             Securities to be registered pursuant to Section 12(b)
                    of the Securities Exchange Act of 1934:



         Title of Each Class                     Name of Each Exchange on Which
         to be so Registered                     Each Class is to be Registered
         -------------------                     ------------------------------

         Common Stock,                               New York Stock Exchange
         Par value $.05 per share



     Securities to be registered pursuant to Section 12(g) of the Act: None



-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         This Form 10 Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the Distribution (as hereinafter defined) and the related transactions contemplated to occur prior to or contemporaneously with the Distribution will be consummated as contemplated by the Information Statement which is a part of this Registration Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                 CROSS REFERENCE

                         TRICON GLOBAL RESTAURANTS, INC.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10


Item 1.  Business.

          The information required by this item is contained under the sections entitled "Introduction," "Business of TRICON," "Selected Combined Financial Data," "Management's Discussion and Analysis," "Combined Financial Statements" and "Condensed Combined Financial Statements" in the Information Statement dated _____ __, 1997 attached hereto as Annex A (the "Information Statement") and such sections are incorporated herein by reference.

Item 2.  Financial Information.

         The information required by this item is contained under the sections entitled "Selected Combined Financial Data" and "Management's Discussion and Analysis" in the Information Statement and such sections are incorporated herein by reference.

Item 3.  Properties.

          The information required by this item is contained under the section entitled "Business of TRICON - Other" in the Information Statement and such section is incorporated herein by reference.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          The information required by this item is contained under the sections entitled "Management of TRICON - Board Compensation and Benefits," "Management of TRICON - Stock Ownership of Executive Officers and Directors," and "New Stock-Based and Incentive Plans of TRICON" in the Information Statement and such sections are incorporated herein by reference.

Item 5.  Directors and Executive Officers.

         The information required by this item is contained under the sections entitled "Management of TRICON - Directors" and "Management of TRICON - Executive Officers" in the Information Statement and such sections are incorporated herein by reference.

Item 6.  Executive Compensation.

         The information required by this item is contained under the sections entitled "Management of TRICON - Board Compensation and Benefits," "Executive Compensation" and "New Stock-Based and Incentive Plans of TRICON" in the Information Statement and such sections are incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions.

         The information required by this item is contained under the sections entitled "The Distribution - Results of the Distribution," and "The Distribution
- Relationship between PepsiCo and TRICON after the Distribution" in the Information Statement and such sections are incorporated herein by reference.

Item 8.  Legal Proceedings.

          The information required by this item is contained under the section entitled "Business of TRICON - Other" in the Information Statement and such section is incorporated herein by reference.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         The information required by this item is contained under the sections entitled "Management of TRICON - Stock Ownership of Executive Officers and Directors," and "Description of TRICON Common Stock" in the Information Statement and such sections are incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities.

         On May 30, 1997, as part of its original incorporation, TRICON issued 100 shares of its Common Stock, for a total consideration of $5.00, to PepsiCo, which is and will be TRICON's sole shareholder until the Distribution has been completed as of the Distribution Date as defined and described in the section "The Distribution" of the Information Statement, which section is incorporated herein by reference. Subsequent to the Distribution, PepsiCo will hold no equity interest in TRICON. However, immediately after the Distribution Date, TRICON shares will be owned by PepsiCo's pension trust on behalf of PepsiCo's employees.

Item 11.  Description of Registrant's Securities to be Registered.

         The information required by this item is contained under the section entitled "Description of TRICON Common Stock" in the Information Statement and such section is incorporated herein by reference. Reference is also made to the Articles of Incorporation and Bylaws of TRICON Global Restaurants, Inc. which are set forth as Exhibits 3.01 and 3.02 hereto.

Item 12.  Indemnification of Directors and Officers.

         The information required by this item is contained under the section entitled "Indemnification of Directors" in the Information Statement and such section is incorporated herein by reference.

Item  13.  Financial Statements and other Supplementary Data.

          The information required by this item is contained under the sections entitled "Combined Financial Statements", "Condensed Combined Financial Statements" and Pro Forma Condensed Combined Financial Statements" on pages F-1 through F-32 of the Information Statement and such sections are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

         Not Applicable.

Item 15.  Financial Statements and Exhibits.

         (a)  Financial Statements.

         The information required by this item is contained in the "Index to Financial Statements" on Page F-1 of the Information Statement and such information is incorporated herein by reference.

         (b)  Exhibits.

         The following documents are filed as exhibits hereto:


Exhibit
No.                                   Description                      Page No.

2.01*     Separation Agreement..............................................
3.01*     Articles of Incorporation.........................................
3.02*     Bylaws............................................................
10.01*    Tax Separation Agreement..........................................
10.02*    Employee Programs Agreement.......................................
10.03*    Telecommunications, Software and Computing
          Services Agreement................................................
10.04*    TRICON Long-Term Incentive Plan...................................
10.05*    TRICON Executive Incentive Compensation Plan......................
10.06*    Employment Agreement between TRICON Global Restaurants, Inc. and
          Andrall E. Pearson................................................
10.07*    Agreement between KFC and the Pepsi - Cola
          Company...........................................................
10.08*    Agreement between Pizza Hut and the Pepsi - Cola Company..........
10.09*    Agreement between Taco Bell and the Pepsi - Cola Company..........
10.10*    Sales and Distribution Agreement between PFS,
          Pizza Hut, Taco Bell and KFC......................................
21.01*    Active Subsidiaries...............................................
27.1      Financial Data Schedule For Year-End 1996.........................
27.2      Financial Data Schedule For First Quarter 1997....................

*     To be filed by amendment.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TRICON GLOBAL RESTAURANTS, INC.



July 2, 1997                           By   LAWRENCE F. DICKIE
                                            ----------------------------
                                            Lawrence F. Dickie
                                            Vice President and Secretary

                                                                        ANNEX A


                    SUBJECT TO COMPLETION DATED JULY 2, 1997

                              INFORMATION STATEMENT

                         TRICON GLOBAL RESTAURANTS, INC.
                                  Common Stock
                             (par value $.05 share)

         This Information Statement is being furnished by PepsiCo, Inc. ("PepsiCo") in connection with the distribution (the "Distribution") to holders of record of PepsiCo Capital Stock at the close of business on _________, 1997 of one share of common stock, par value of $.05 per share (the "Common Stock"), of TRICON Global Restaurants, Inc. ("TRICON" or the "Company"), for every ___ shares of PepsiCo Capital Stock held of record as of that date. Fractional shares, other than those held by participants in certain PepsiCo plans, will be aggregated into whole shares of TRICON Common Stock and sold on the open market by the Distribution Agent (as hereinafter defined), with the proceeds thereof distributed to holders who would otherwise be entitled to receive such
fractional   shares.   See  "The   Distribution   -  Manner  of  Effecting   the
Distribution."

          The Company is a wholly-owned subsidiary of PepsiCo. As a result of transactions entered into in connection with the Distribution, as of 11:59:59 E.D.T. on _________, 1997 (the "Distribution Date), TRICON will own substantially all of the businesses and assets of, and will be responsible for substantially all of the liabilities associated with, PepsiCo's core restaurant businesses.

          The Distribution will be effective on the Distribution Date. No consideration will be paid by PepsiCo's shareholders for shares of TRICON Common Stock. There is no current public market for the TRICON Common Stock, although it is expected that a "when-issued" trading market will develop prior to the Record Date (as hereinafter defined). Application is expected to be made to list the TRICON Common Stock on the New York Stock Exchange (the "NYSE").

           NO VOTE OF SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS
              DISTRIBUTION. NO PROXIES ARE BEING SOLICITED, AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
               SION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS INFORMATION
                      STATEMENT. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

       THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR
               THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

             The date of this Information Statement is _____, 1997.



                                TABLE OF CONTENTS

Summary...............................................................................4
Introduction..........................................................................8
Business of TRICON....................................................................9
   Concepts...........................................................................9
   Operating Structure...............................................................11
   Human Resources and Management....................................................12
   Industry Overview.................................................................13
   Competitive Advantages............................................................18
   Other.............................................................................21
Selected  Combined Financial Data....................................................23
Financing............................................................................28
The Distribution.....................................................................28
   Reasons for the Distribution......................................................28
   Manner of Effecting the Distribution..............................................29
   Results of the Distribution.......................................................29
   Relationship between PepsiCo and TRICON after the Distribution....................30
   Certain U.S. Federal Income Tax Consequences of the Distribution..................31
Management of TRICON.................................................................32
   Directors.........................................................................32
   Board Compensation and Benefits...................................................33
   Committees of the Board...........................................................33
   Executive Officers................................................................34
   Senior Operating Management.......................................................34
   Stock Ownership of Executive Officers and Directors...............................35
Executive Compensation...............................................................36
   Summary Compensation Table........................................................36
   PepsiCo Option Grants in Last Fiscal Year.........................................37
   Aggregated PepsiCo Option Exercises in Last Fiscal Year
      and Fiscal Year-End  Option Values.............................................38
   Pension Plan Table................................................................38
   Employment Agreement..............................................................39
New Stock-Based and Incentive Plans of TRICON........................................39
   TRICON Long-Term Incentive Plan...................................................39
   TRICON Executive Incentive Compensation Plan......................................40
   Successor Plans...................................................................40
PepsiCo Stock Option and Performance Share Conversion................................41
Description of TRICON Common Stock...................................................42
   TRICON Common Stock...............................................................42
   Dividends.........................................................................43
   Transfer Agent and Registrar......................................................43
   Listing and Trading of TRICON Common Stock........................................43
North Carolina Law - Share Acquisitions..............................................44
Indemnification of Directors.........................................................44


1998 Annual Meeting and Shareholder Proposals........................................45
Available Information................................................................45
Management's Discussion and Analysis.................................................46
Glossary.............................................................................61
Index to Defined Terms...............................................................62
Index to Financial Statements.......................................................F-1



                              INFORMATION STATEMENT

     This Information Statement is being furnished solely to provide information to shareholders of PepsiCo who will receive shares of TRICON Common Stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of PepsiCo or TRICON. The information contained in this Information Statement is believed to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither PepsiCo nor TRICON will update the information except in the normal course of their respective public disclosures.

--------------------------------------------------------------------------------

                                     SUMMARY
          This summary is qualified by the more detailed information set forth elsewhere in this Information Statement, which should be read in its entirety. Unless the context otherwise requires, (i) references in this Information Statement to PepsiCo shall include PepsiCo's subsidiaries, (ii) references to TRICON or the Company shall include TRICON's subsidiaries, and (iii) references to TRICON or the Company prior to the Distribution Date shall refer to the core restaurant businesses, KFC, Pizza Hut and Taco Bell, as operated by PepsiCo.


                                THE DISTRIBUTION

Distributing Company.............................      PepsiCo, Inc.


TRICON Global Restaurants, Inc...................      TRICON Global Restaurants, Inc., a North Carolina
                                                       corporation, is the world's largest quick service
                                                       restaurant business in terms of the number of
                                                       units, with more than 29,000 KFC, Pizza Hut and
                                                       Taco Bell system units generating over $20 billion
                                                       in annual worldwide system sales.

Distribution Ratio...............................      One share of TRICON Common Stock for every ___
                                                       shares of PepsiCo Capital Stock. Fractional shares,
                                                       other than those held by participants in certain
                                                       PepsiCo plans, will be aggregated into whole shares
                                                       of TRICON Common Stock and sold on the open market
                                                       by the Distribution Agent, with the proceeds
                                                       thereof distributed to holders who would otherwise
                                                       be entitled to receive such fractional shares.  See
                                                       "The Distribution - Manner of Effecting the
                                                       Distribution."  No payment need be made by PepsiCo
                                                       shareholders for the shares of TRICON Common Stock
                                                       to be received by them, nor will they be

                                                       required to surrender or exchange PepsiCo Capital
                                                       Stock in order to receive TRICON Common Stock.

Shares to be Distributed.........................      Approximately ___ million shares of TRICON Common
                                                       Stock, par value $.05 per share, based on the
                                                       number of shares of PepsiCo Capital Stock
                                                       outstanding as of ________, 1997.  PepsiCo will
                                                       retain no ownership in TRICON.  However,
                                                       immediately after the Distribution Date, TRICON
                                                       shares will be owned by PepsiCo's pension trust on
                                                       behalf of PepsiCo's employees.

Conditions to the Distribution...................      The Distribution is subject to a number of
                                                       conditions, including (i) a favorable ruling of the
                                                       Internal Revenue Service concerning the tax-free
                                                       nature of the Distribution, (ii) appropriate stock
                                                       market conditions for the Distribution, (iii)
                                                       various regulatory approvals, and (iv) approval by
                                                       PepsiCo's Board of Directors of the final terms of
                                                       the Distribution, including, without limitation,
                                                       the formal declaration of a dividend to PepsiCo's
                                                       shareholders and other specific actions necessary
                                                       to the Distribution.  The PepsiCo Board of
                                                       Directors may amend, modify or abandon the
                                                       Distribution at any time prior to the Distribution
                                                       Date.

Trading Market and Symbol........................      There is currently no public market for the TRICON
                                                       Common Stock.  Application is expected to be made
                                                       to list the TRICON Common Stock on the NYSE under
                                                       the symbol "___".  It is presently anticipated that
                                                       the TRICON Common Stock will be approved for
                                                       listing on the NYSE prior to the Distribution Date,
                                                       and trading is expected to commence on a
                                                       "when-issued" basis prior to the Record Date.

Record Date......................................      _________, 1997.

Distribution Agent...............................      Bank of Boston.

Distribution Date................................      ________, 1997.  PepsiCo will transfer shares of
                                                       TRICON to the Distribution Agent for the benefit of
                                                       the record holders

                                                       of PepsiCo Capital Stock at the close of
                                                       business on the Record Date.  On or about
                                                       the Distribution Date, the Distribution Agent will
                                                       commence mailing TRICON shares to PepsiCo holders
                                                       of record.

Tax Consequences.................................      PepsiCo has applied for a ruling from the Internal
                                                       Revenue Service to the effect that the Distribution
                                                       will be tax free to PepsiCo and its shareholders
                                                       for U.S. Federal income tax purposes.  Receipt of
                                                       such a ruling is a condition to the Distribution.
                                                       See "The Distribution - Certain U.S. Federal Income
                                                       Tax Consequences of the Distribution" for a more
                                                       detailed description of the Federal income tax
                                                       consequences of the Distribution.

Reasons for the Distribution.....................      PepsiCo's management and Board of Directors have
                                                       concluded that the Distribution is in the best
                                                       interests of PepsiCo and its shareholders.  They
                                                       believe that the Distribution will (i) help to
                                                       alleviate competitive barriers to expanding
                                                       PepsiCo's fountain beverage business, (ii) allow
                                                       PepsiCo to focus its attention on its packaged
                                                       goods businesses, Pepsi-Cola and Frito-Lay, by
                                                       creating a separate company focused on PepsiCo's
                                                       core restaurant businesses, and (iii) permit
                                                       PepsiCo and TRICON to offer management incentives
                                                       more directly tied to the performance of their
                                                       respective businesses.  PepsiCo management also believes
                                                       that a separate restaurant company with strategies,
                                                       organizational goals and employee incentives more
                                                       narrowly focused will be best able to maximize its
                                                       financial performance.

Relationship between PepsiCo and
TRICON after the Distribution....................      After the Distribution, PepsiCo will have no
                                                       ownership interest in TRICON, and TRICON will be
                                                       an independent publicly-owned company,  However,
                                                       immediately after the Distribution Date, TRICON shares
                                                       will be owned by PepsiCo's pension trust on behalf of
                                                       PepsiCo employees.  PepsiCo and TRICON will enter
                                                       into certain agreements governing their

                                                       relationship subsequent to the Distribution.
                                                       The agreements will provide for each party to make
                                                       certain services, records and personnel available
                                                       to the other.  They will also provide for
                                                       allocation of assets, liabilities and
                                                       responsibilities between them with respect to
                                                       employee benefits and compensation and for
                                                       allocation of tax and certain other liabilities
                                                       between them for periods prior to and after the
                                                       Distribution.

TRICON Dividend Policy...........................      The payment and level of cash dividends by TRICON
                                                       after the Distribution will be subject to the
                                                       discretion of the TRICON Board of Directors.
                                                       Dividend decisions will be based on a number of
                                                       factors including the operating results and
                                                       financial requirements of TRICON on a stand-alone
                                                       basis.  See "Description of TRICON Common Stock -
                                                       Dividends."

Principal Office of TRICON......................       ---------------------------
                                                       ---------------------------
                                                       (---) --- - ----

                      SHAREHOLDERS WITH QUESTIONS MAY CALL:

     For questions relating to the Distribution and delivery of TRICON stock certificates, call Bank of Boston at:

                                 --------------

     For other questions, call PepsiCo's Manager, Shareholder Relations at:

                                 (914) 253-3055

-------------------------------------------------------------------------------


NO PERSON IS AUTHORIZED BY PEPSICO OR TRICON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                  INTRODUCTION

        TRICON Global Restaurants, Inc., a North Carolina corporation originally organized in May 1997, is currently a wholly-owned subsidiary of PepsiCo, Inc. The management and Board of Directors of PepsiCo, after careful review and analysis, have concluded that the Distribution is in the best interests of PepsiCo and its shareholders. They believe that the Distribution will (i) help to alleviate competitive barriers to expanding PepsiCo's fountain beverage business, (ii) allow PepsiCo to focus its attention on its packaged goods businesses, Pepsi-Cola and Frito-Lay, by creating a separate company focused on PepsiCo's core restaurant businesses, and (iii) permit PepsiCo and TRICON to offer management incentives more directly tied to the performance of their respective businesses. PepsiCo management also believes that a separate restaurant company with strategies, organizational goals and employee incentives more narrowly focused will be best able to maximize its financial performance. To effect the Distribution, PepsiCo will distribute all the outstanding Common Stock of TRICON to PepsiCo shareholders.

          Upon completion of the Distribution, TRICON will be the world's largest quick service restaurant ("QSR") company based on units, with more than 29,000 units in 95 countries and territories. TRICON will use three of the most recognized restaurant concepts, Pizza Hut, Taco Bell and KFC, to sell its products through a system of both Company-operated and franchised units. In 1996, TRICON's worldwide system sales exceeded $20 billion. As one of only two major global players, TRICON will have the advantage of significant scale in activities ranging from purchasing to technology. In addition, the Company has a solid track record of operating innovation, strong cash generation capabilities and clear areas of growth potential.

          TRICON's business, including background on the concepts, its operating systems, management and its strategy for managing the refranchising of the store portfolio, is described below, followed by a discussion of the industry and how TRICON fits into the industry today, and then by a discussion of the competitive advantages available to TRICON (see "Business of TRICON").

          From time to time, in both written and oral statements, TRICON and PepsiCo may discuss expectations regarding TRICON's future performance. These "forward-looking statements" are based on currently available competitive, financial and economic data and TRICON's operating plans. They are also inherently uncertain and investors must recognize that actual results could turn out to be significantly different than what was expected. Among the many factors that can cause actual results to differ are economic and political conditions in the countries and territories where TRICON operates, the impact of such conditions on consumer spending, pricing pressures resulting from competitive discounting, new product and concept development by other food industry competitors, and fluctuations in commodity prices.

                               BUSINESS OF TRICON

Concepts

          The TRICON organization is currently made up of four operating divisions organized around its three core concepts, KFC, Pizza Hut and Taco Bell. KFC is based in Louisville, Kentucky; Pizza Hut and TRICON Restaurants International ("TRICON International") are headquartered in Dallas, Texas; and Taco Bell is based in Irvine, California.

          Each of TRICON's four operating divisions is engaged in the operation, development, franchising and licensing of a system of both traditional and non-traditional QSR units. Non-traditional units include express units and kiosks which have a more limited menu and operate in non-traditional locations like airports, gas and convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. In addition, there are approximately 367 units housing more than one concept ("2n1s"). Of these, approximately 354 units offer both the full KFC menu and a limited menu of Taco Bell products, and approximately 13 units offer both the full KFC menu and a limited menu of Pizza Hut products.

        In each concept, consumers can either dine in or carry out food. In addition, Taco Bell and KFC offer a drive-through option in many stores. Pizza Hut and, on a much more limited basis, KFC offer delivery service.

        Each concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive food at competitive prices.

        KFC

        KFC operates in 74 countries and territories throughout the world under the name "Kentucky Fried Chicken" and/or "KFC." It was founded in Corbin, Kentucky by Colonel Harland D. Sanders, an early developer of the quick service food business and a pioneer of the restaurant franchise concept. The Colonel perfected his secret blend of 11 herbs and spices for Kentucky Fried Chicken in 1939 and signed up his first franchisee in 1952. By the time KFC was acquired by PepsiCo in 1986, it had grown to approximately 6,600 units in 55 countries and territories.

        KFC restaurants offer fried chicken products and some also offer non-fried chicken-on-the-bone products, with the principal entree items sold in pieces under the names Original Recipe, Extra Tasty Crispy and Tender Roast. Other principal entree items include Chunky Chicken Pot Pies, Colonel's Crispy Strips, and various chicken sandwiches. KFC restaurants also offer a variety of side items, such as biscuits, mashed potatoes and gravy, cole slaw and corn, as well as desserts and non-alcoholic beverages. Their decor is characterized by the image of the Colonel and distinctive packaging includes the "Bucket" of chicken.

          In 1996, KFC's worldwide system sales of over $8 billion grew faster than the industry average even though the number of restaurants in its global system did not materially increase. This growth was largely due to the impact of new products as shown by the fact that same store sales in Company-operated stores in the U.S. increased 6%. In 1995, same store sales for Company-operated stores in the U.S. were also strong, increasing 7%. Average U.S. system-wide sales per traditional unit in 1996 were $775,000.

        Pizza Hut

        Pizza Hut operates in 84 countries and territories throughout the world under the name "Pizza Hut" and features a variety of pizzas with different toppings as well as pasta, salads, sandwiches and other food items and beverages. The distinctive decor features a bright red roof.

        The first Pizza Hut restaurant was opened in 1958 in Wichita, Kansas, and within a year, the first franchise unit was opened. By 1977, when Pizza Hut was acquired by PepsiCo, its U.S. restaurant system had grown to nearly 3,200 units. Today, Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products. As of year-end 1996, the concept had grown to more than 12,300 units.

        In 1996, worldwide system sales exceeded $7.4 billion; however, U.S. same store sales at Company-operated units decreased 4% reflecting fewer transactions. In contrast, U.S. same store sales at Company-operated units had increased a solid 4% in 1995 driven by the introduction of new products, such as Stuffed Crust Pizza. Average U.S. system-wide sales per unit in 1996 were $620,000.

        For ten of the last twelve years, Pizza Hut was named Best Pizza Chain in America in the "Choice in Chains" national consumer survey published annually by RESTAURANTS & INSTITUTIONS MAGAZINE. Also, the January 1997 CONSUMER REPORTS named Pizza Hut as the best pizza chain in America.

        Taco Bell

        Taco Bell operates under the name "Taco Bell" and specializes in Mexican style food products, including various types of tacos and burritos, salads, nachos and other related items. The first Taco Bell restaurant was opened in 1962 by Glen Bell in Downey, California, and in 1964 the first Taco Bell franchise was sold. By 1978, when it was acquired by PepsiCo, the Taco Bell system had grown to approximately 1,000 units. Today, Taco Bell dominates the U.S. Mexican QSR segment. Taco Bell units feature a distinctive bell logo on their signage.

          By year-end 1996, there were more than 6,800 Taco Bell units in 17 countries and territories, with system-wide sales of $4.7 billion. After several years of having achieved above industry average growth rates, U.S. same store sales at Company-operated Taco Bell units declined 2% and 4% in 1996 and 1995, respectively, as a result of lower transaction counts. Average U.S. system-wide sales per unit in 1996 were $886,000.

Operating Structure

          For all three of its concepts, TRICON structures it's sales operations in two primary ways. The units are either owned and operated by the Company or they are owned and operated by independent franchisees which can range in size from individuals owning just a few units to large publicly-traded companies. In addition, TRICON has established international joint ventures between itself and third parties. As of year-end 1996, 44% of TRICON's worldwide units were operated by the Company and joint ventures in which the Company participates, 45% by franchisees, and 11% by licensees.

[GRAPHIC OMITTED]  Pie chart showing the following:

TRICON's Worldwide System Units by Ownership
as of Year-End 1996 (1)
--------------------------


Company    44%

Franchise  45%

License    11%


              Company-
              Operated
              and Joint
              Venture        Franchised      Licensed          Total
              ---------      ----------      --------          ------
KFC            3,624           6,078             161            9,863
Pizza Hut      6,477           4,700           1,211           12,388
Taco Bell      2,782           2,288           1,775            6,845
              ------          ------           -----           ------
Total         12,883          13,066           3,147           29,096

     (1)  Includes traditional and non-traditional units.


          Although the margins on the franchise side of the business are significantly higher than on the Company-operated side of the business, the owner-operator can also enjoy significant upside opportunities when average sales per store are growing. TRICON believes that one of the key factors in driving up average sales per store is the ability of the restaurant general manager (the "RGM"), whether a TRICON employee or a franchisee, to remain close to his customer and his restaurant crew.

          In order to ensure that RGMs can achieve this, there are two important initiatives underway at TRICON. The first is a program to sell selected Company-operated restaurants to franchisees ("refranchising"). Two years ago it was determined that there was a need to rebalance the system more toward franchisees. As of year-end 1996, over 900 stores had been refranchised or licensed as a part of that program, the large majority to franchisees that were already in the TRICON system. The second initiative, called "RGM is No. 1", is a program to focus the Company-operated system to more consciously support the effort of the RGM. See "Business of TRICON - Human Resources and Management."

          It is critical to TRICON to maintain strong and open relationships with its franchisees and their representatives. To this end, TRICON invests a significant amount of time working with the franchisee community and their representative organizations on all aspects of the business, ranging from new products to new equipment to new management techniques. As the Company continues to refranchise Company-operated units and franchisees play a larger and larger role in the growth of the business, it is expected that these activities will continue to grow in importance.

Human Resources and Management

          Led by Andrall Pearson and David Novak, TRICON has a strong management team with a proven track record in the food service industry. Mr. Pearson most recently served as an operating partner of Clayton Dubilier & Rice where he played an important role in the performance improvement of a number of portfolio companies. From 1985 to 1993 Mr. Pearson was a tenured professor at Harvard Business School and from 1971 to 1984 he was President and Chief Operating Officer of PepsiCo where he was instrumental in acquiring and expanding the Pizza Hut and Taco Bell restaurant chains.

        David Novak most recently served as Group President and Chief Executive Officer of KFC and Pizza Hut where he led a significant turnaround of KFC which has now had nine consecutive quarters of same store sales growth at Company-operated units. See "Management of TRICON - Executive Officers" and "Management of TRICON - Senior Operating Management" for a description of the experience of other members of the TRICON management team.

          TRICON believes that high quality, customer-focused restaurant management is critical to its long-term success. It also believes that its leadership position, strong results-oriented and recognition culture, and various training and incentive programs help attract and retain highly motivated RGM's who are committed to providing superior customer satisfaction and outstanding business results. The Company believes that having a high quality restaurant manager in a unit for a meaningful tenure is probably the single largest factor in a unit's achieving excellent results in the areas of sales, profits and overall guest satisfaction.

          The Company's restaurant management structure varies by concept and unit size. Generally, each restaurant is led by an RGM, together with one or more additional assistant managers, depending on the operating complexity and sales volume of the restaurant. Each restaurant usually has between ten and 35 hourly employees, most of whom work part-time. The Company's four operating divisions each issue detailed manuals covering all aspects of their respective operations, including food handling and product preparation procedures, safety and quality issues, equipment maintenance, facility standards and accounting procedures. The restaurant management teams are responsible for the day-to-day operation of each unit and for ensuring compliance with operating standards. RGMs report to area managers, who are each responsible for approximately nine to eleven restaurants. The Company's restaurants are visited from time to time by various higher level supervisors within their respective organizations to help ensure adherence to system standards.

          RGMs are required to attend and complete their respective division's training programs. These programs consist of initial training, as well as additional continuing development and training programs that may be offered or required from time to time. Initial manager training programs generally last at least six weeks, and emphasize leadership, business management, supervisory skills (including training, coaching, and recruiting), product preparation and production, safety, quality control, customer service, labor management, and equipment maintenance.

          At year-end, 1996, TRICON employed approximately 336,000 persons, approximately 245,000 of whom were part-time employees. Approximately 75% of TRICON's employees are employed in the United States. The Company believes that it provides working conditions and compensation that compare favorably with those of its principal competitors. Employees, other than restaurant management and corporate management, are paid on an hourly basis. Less than 1% of TRICON's U.S. employees are covered by collective bargaining agreements. TRICON's non-U.S. employees are subject to numerous labor council relationships which vary due to the diverse cultures in which the Company operates. The Company considers its employee relations to be good.

Industry Overview

        Worldwide

        The food service industry is defined as food fully prepared away from home. The categories included within this industry are QSRs, full service restaurants, other commercial restaurants (including cafeterias) and non-commercial restaurants such as those in schools and hospitals. In 1996, the QSR segment of the industry, which is the one in which TRICON operates, was estimated to be $160 billion.

          TRICON is the world's leading restaurant company in units and second in system-wide sales. Based on the number of units, TRICON's worldwide system is about 40% larger than McDonald's and more than three times the size of Burger King's. In 1996, TRICON's worldwide system sales exceeded $20 billion, accounting for 13% of the estimated $160 billion global QSR market. In addition, TRICON's brands are leaders in units, sales, and unit profits in their respective food categories.

[GRAPHIC OMITTED]  Bar chart with the following points:

Largest Worldwide Restaurant Systems
as of Year-End 1996
------------------------------------
                      Units

TRICON................29,096

McDonald's............21,022

Subway................12,516

Burger King........... 7,874

Wendy's............... 6,343

Dairy Queen........... 5,665

Domino's.............. 5,460

Little Caesars........ 4,881


Worldwide Quick Service Restaurant Sales
as of Year-End 1996
-----------------------------------------------

TRICON      13%

McDonald's  20%

Other       67%



United States

          In the U.S., one of the most important factors affecting the food service industry has been consumers' growing desire for meals that are quick, easy and convenient, which often means food prepared and consumed outside of the home. In the U.S. today, almost 45 cents of the consumer's food dollar goes to meals prepared and served ready-to-eat away from home, up from 38 cents ten years ago. By year-end 1996, the food service industry had reached $321 billion in sales. The QSR segment of the food service industry has been growing rapidly, with a ten year compound annual growth rate of more than 6%. The main driver of growth over the last two years has been new unit expansion, primarily on the part of the major chains, which increased at a rate of 4% annually.



[GRAPHIC OMITTED]  Pie Chart showing the following:

1996 U.S. Food Service Industry System Sales:
--------------------------------------------

Quick Service Restaurants      32%

Full Service Restaurants       29%

Non-Commercial                 25%

Other Commercial               14%

Source:  Technomic


          As a result of new unit expansion in excess of population growth, the number of QSR restaurants has increased from 1 for every 1,672 people in 1986 to 1 for every 1,343 people in 1996. Consumer demand as measured by eating occasions has not kept pace with unit expansion which has resulted in pressure on same store sales. The competitive QSR segment of the food service industry has therefore become increasingly challenging and store level margins are being pressured, not only from the lack of sales growth, but also from increasing commodity costs and higher wage rates due to low unemployment and increased minimum wages.

          In the United States, TRICON is the largest restaurant company in terms of number of units. It has over 20,000 system-wide units located in all 50 states. As of year-end 1996, the composition by concept was 25% KFC, 43% Pizza Hut and 32% Taco Bell. Over the past five years, TRICON's units in the U.S. and U.S. system-wide sales have both grown at a compound annual growth rate of 6%.


[GRAPHIC OMITTED]  Pie chart showing the following:


                      TRICON's U.S. System Units by Concept
                               as of Year-End 1996
                           --------------------------

                              Pizza Hut          43%

                              Taco Bell          32%

                              KFC                25%


          The following table ranks the 10 largest QSR chains by 1996 United States system-wide sales. Pizza Hut, Taco Bell, and KFC rank 3,4, and 6, respectively. Together, they are number two with over $13 billion in system-wide sales.

                                                                   1996              1996 System
                                              1996 System          System            Sales Per Unit
Rank      Restaurant Chain      Concept       Sales ($MM)          Units (1)         ($M) (1) (2)
----      ----------------      -------       -----------          ---------         --------------

1         McDonald's          Sandwich            16,370            12,094                1,354
2         Burger King         Sandwich             7,485             7,057                1,061
3         Pizza Hut           Pizza                4,900             8,755                  560
4         Taco Bell           Mexican              4,600             6,642                  693
5         Wendy's             Sandwich             4,284             4,369                  981
6         KFC                 Chicken              3,900             5,079                  768
7         Hardee's            Sandwich             2,989             3,225                  927
8         Subway              Sandwich             2,700            10,848                  249
9         Dairy Queen         Ice Cream            2,603             5,035                  517
10        Domino's            Pizza                2,300             4,300                  535

Source: 1996 Technomic Top 100 and PepsiCo

          (1) TRICON numbers include traditional and non-traditional units where applicable.

          (2) Excluding sales from non-traditional units, 1996 system sales per unit at Pizza Hut, Taco Bell and KFC were $620,000, $886,000 and $775,000 respectively.

        International

          Outside the United States, sales in the QSR segment of the food service industry are estimated to be $62 billion. Industry conditions vary by country, with many local restaurants and fast food options present, but on average competition is less than in the United States as internationally branded competition is generally limited to McDonald's and, in certain markets, Domino's, Wendy's and Burger King.

        In addition, branded QSR units per population in most countries are generally well below that of the United States.

[GRAPHIC OMITTED]  Bar chart showing the following points:

TRICON Units per Million People
as of Year-End 1996
Selected Countries
-------------------------------
                    Units

United States....... 78

Australia........... 47

Canada.............. 43

Singapore........... 29

UK.................. 14

Japan............... 10

South Korea.........  5

Thailand............  4

Mexico..............  3

France..............  2

Germany.............  2

Brazil..............  1

Argentina...........  1

Poland..............  1

China...............  0

India...............  0

Russia..............  0



        Reflecting the broad geographic consumer appeal of TRICON's concepts, over 40% of TRICON International's restaurants are located in Asia, followed by the Americas (Canada, Latin America and South America) with 22% and Europe with 20%.

                      TRICON International System Units
                             as of Year-End 1996 (1)

[GRAPHIC OMITTED] Pie charts showing the following:


Concept
-------

KFC        56%
Pizza Hut  42%
Taco Bell   2%


Ownership
---------

Franchise/Licensed      59%
Company                 29%
Joint Venture           12%


Region
------

Asia Pacific   42%
Americas       22%
Europe         20%
S. Pacific     16%


                                   Joint       Franchised                      Countries
                     Company       Venture     and Licensed       Total      and Territories
                     -------       -------     ------------       -----      ---------------

KFC                   1,235           432         3,117           4,784             73
Pizza Hut             1,183           575         1,875           3,633             83
Taco Bell                95            --           108             203             16
                      -----         -----         -----           -----
Total                 2,513         1,007         5,100           8,620             94


     (1)  Includes traditional and non-traditional units.


        Since late 1994, the international operations of TRICON's three restaurant concepts have been consolidated into a separate international division to improve focus and scale. TRICON International has redirected its focus to generate more system growth through franchisees and concentrate its development of Company-operated stores in those markets with sufficient scale. TRICON International has developed new global systems and tools designed to improve marketing, operations consistency, product delivery, market planning and development, franchise support, and store-level team building capability.

Competitive Advantages

        Global Scale

          Powerful Concepts in Growing Food Categories. KFC, Pizza Hut and Taco Bell are three of the most recognized restaurant concepts, each having significant value. Each is the U.S. leader in units, sales, and unit profits in its respective food category. TRICON believes that the near universal appeal of chicken and the enormous variety of pizzas provide a strong foundation for global concept expansion, and the emerging trend towards Mexican-style foods may provide additional growth opportunities.

          Worldwide Capabilities. TRICON has global scale and capabilities in marketing, advertising, purchasing, research and development ("R&D"), and site selection. TRICON believes that its worldwide network of Company and franchise operations provides a strong foundation from which to expand in existing markets, enter new markets, launch new products and marketing campaigns and introduce new concepts. In many countries and regions TRICON has the scale to use extensive television advertising, an important factor in increasing brand awareness. TRICON's scale enables it to negotiate superior marketing promotions and real estate transactions compared to many of its competitors.

          Purchasing/Distribution. The Company is a substantial purchaser of a number of food products, and it believes its scale purchasing capabilities provide it with competitive advantages, such as it's ability to ensure a consistent supply of high quality food, ingredients and other supplies at competitive prices to all of its restaurant concepts. To ensure reliable sources, in 1996, the Company consolidated most of its worldwide food and supply procurement activities under a new organization called SmartSourcing, which sources, negotiates and buys specified food and supplies from hundreds of suppliers in over 70 countries and territories. The SmartSourcing staff develops long-term relationships or partnerships with key vendors. They monitor market trends and seek to identify and capitalize on purchasing opportunities that will enhance the Company's competitive position. The principal products purchased include beef, cheese, chicken products, cooking oils, corn, flour, lettuce, pinto beans, pork, seasonings, tomato products, and paper and packaging materials.

        To ensure the wholesomeness of all food products, suppliers are required to meet or exceed strict quality control standards. Competitive bids, long-term contracts and long-term vendor relationships have been used to ensure availability of products. TRICON has also entered into commodity futures contracts traded on national exchanges with the objective of reducing food costs. While such hedging activity has historically been done on a limited basis, hedging activity could increase in the future if TRICON believes it would result in lower total costs. The Company has not experienced any significant continuous shortages of supplies. Prices paid for these supplies may be subject to fluctuation; when prices increase, the Company may be able to pass on such increases to its customers, although there is no assurance this can be done in the future.

          Many food products, paper and packaging supplies, and equipment used in the operation of the Company's restaurants, have been distributed to individual Company-operated units by PFS, which had been PepsiCo's restaurant distributor operation. PFS also sold and distributed these same items to many franchised and licensed units that operate in the three restaurant systems, though principally to Pizza Hut and Taco Bell franchised/licensed units in the United States. In May 1997, KFC, Pizza Hut and Taco Bell entered into a five year Sales and Distribution Agreement with PFS to purchase the majority of their food and supplies for Company-operated stores, subject to PFS maintaining certain quality and performance levels. The Sales and Distribution Agreement becomes effective upon the closing of the sale by PepsiCo of the assets and business of PFS to AmeriServe Food Distribution, Inc. ("AmeriServe"), a subsidiary of Holberg Industries, Inc., pursuant to a definitive agreement dated as of May 23, 1997, as amended. KFC, Pizza Hut and Taco Bell are also expected to enter into multi-year agreements with the Pepsi-Cola Company regarding the sale of Pepsi-Cola's beverage products at U.S. Company-operated units. See "The Distribution Relationship Between PepsiCo and TRICON after the Distribution.

          Management Information Systems. TRICON considers itself a leader in the utilization of technology to help manage its restaurants. Systems targeted at improving financial controls, cost management, product inventory, consumer service and employee effectiveness have been implemented in all Company-operated units. In the U.S., communication networks transmit critical business data to and from the Company-operated units. These networks provide timely information on daily business activity. The Company uses proprietary software as well as purchased software to simplify the restaurants' processes and administrative requirements. The leveraging of technology allows the RGMs to focus on customers and operations.

        Proven Operating Record

          Core Competence in Marketing. TRICON has strong marketing teams and strong agencies as its partners. In 1996, TRICON and its franchisees invested more than $745 million in the U.S. and more than $310 million in international markets in advertising and marketing programs.

        TRICON believes that it has developed significant advertising capabilities, and has been able to generate substantial interest in and excitement around its brands. Many of the Company's advertising campaigns have been recognized in the past with awards acknowledging their creativity, execution or achievements in creating or maintaining brand awareness. The Company's size enables it to be a leading advertiser in the food service industry, which it can leverage to achieve efficiency of national network television advertising, supplemented with local market television advertising. TRICON's four operating divisions implement periodic promotions as they deem appropriate or desirable in order to maintain and increase their sales and unit profits. They also rely on radio, newspaper and other print advertising, in-store point of purchase advertising, and direct mail and newspaper couponing programs, to attract customers and encourage the purchase of their products. The Company has developed and utilizes sophisticated marketing research techniques to measure customer satisfaction and consumer trends.

        Quality Assurance. The Quality Assurance Departments at each of TRICON's four operating divisions help ensure that the systems' restaurants provide high quality, wholesome food products in clean and safe environments. The systems' restaurants are required to buy food supplies, ingredients, seasonings, and equipment only from approved suppliers, who are required to meet or exceed system standards designed to ensure product quality, safety and consistency. From time to time, the Quality Assurance Departments inspect the facilities of their suppliers and request samples for testing and other quality control monitoring and measures. Many of these suppliers, such as poultry producers, are also subject to some government inspection. In addition, representatives of the Quality Assurance Departments visit restaurants from time to time to ensure that food is properly stored, handled and prepared in accordance with prescribed standards and specifications, as well as to provide training in food safety and sanitation measures to the restaurant operators. The Quality Assurance Departments are also responsible for remaining current on issues related to food safety, and interacting with regulatory agencies as may be required or desirable on these matters.

Strong Free Cash Flow

          TRICON has generated significant free cash flow through its operations and global refranchising program under which it sells Company-operated restaurants to current and new franchisees. Since the strategy began in mid-1995, TRICON refranchised or licensed 264 and 655 units in 1995 and 1996, respectively. In June 1997, TRICON International sold 77 KFCs, 43 Pizza Huts and two joint KFC and Pizza Hut delivery/carryout units in New Zealand in an initial public offering. As a result of TRICON's refranchising activity, coupled with new points of distribution added by franchisees and licensees and the program to upgrade the asset portfolio by closing under-performing stores, the Company's overall ownership of total system units (i.e. Company-operated and joint venture units in which the Company participates) declined six percentage points in two years from 50% at year-end 1994 to 44% at year-end 1996. The refranchising program is expected to continue. However, the continuation of the program depends on the Company's ability to find qualified franchisees to purchase Company-operated restaurants at prices considered by the Company to be appropriate.

        TRICON's operations generated free cash flow of almost $465 million in 1996, allowing it to increase its rate of investment in the following: product innovation and quality; improved operating platforms leading to improved service; store-level human resources including recruiting and training; testing alternative modes of distribution; and creative marketing programs. See "Management's Discussion and Analysis."

        United States Growth Opportunities

        TRICON believes it has many opportunities to achieve same store sales growth at Company-operated units in its U.S. business due to the following:

          Daypart Expansion. TRICON's strengths in market research and R&D, combined with underdeveloped dayparts in all three core concepts give it an opportunity to increase the average sales per unit. According to CREST, in 1996 in the U.S., almost two-thirds of KFC and more than three-quarters of Pizza Hut Company-operated store sales occurred during the dinner occasion. At Taco Bell approximately half of U.S. Company-operated store sales occurred during the lunch occasion, with about 44% occurring at dinner and the remainder during snacking hours.

          Channel Expansion. TRICON's products, especially chicken and pizza, are well suited to delivery because their relatively long holding times allow them to be delivered hot and ready to eat. Today, Pizza Hut has a well-developed delivery system and almost 500 KFC units currently offer some delivery services. In addition, the Company believes there is opportunity to innovate with respect to the type of unit that best meets consumer needs. Some of the alternative channels that are being developed include non-traditional units such as Taco Bell Express in venues like shopping malls, food courts, airports, gas and convenience stores and schools.

        International Growth Opportunities

          Underdeveloped Presence in Many Countries. Although TRICON has established a presence in many countries, the majority of those countries are still underpenetrated considering not only population size and growth but also in terms of per capita purchasing power. TRICON has demonstrated considerable success in Asian emerging markets with some of the largest stores in the world on a sales per store basis being operated by it in China. In countries which are more developed, the ratio of stores per million people is still far below that found in the U.S. and there is still tremendous opportunity to leverage an increasing demand for convenient, fully prepared foods.

        Limited Global Competitors with Scale Advantages. TRICON has the ability to leverage not only the scale advantages of purchasing and R&D but also the experience of its U.S. business to quickly identify new product opportunities for local markets. As of year-end 1996, TRICON's international system-wide sales accounted for approximately 11% of all international QSR sales.

Other

        Properties

          As of year-end 1996, KFC, Pizza Hut and Taco Bell owned approximately 3,300 and leased approximately 6,400 restaurants, delivery/carryout units and other food service units in the United States; and TRICON International owned approximately 1,000 and leased approximately 1,500 additional units outside the United States. KFC, Pizza Hut, and Taco Bell restaurants in the United States which are not owned are generally leased for initial terms of 15 or 20 years, and generally have renewal options, while Pizza Hut delivery/carryout units in the United States generally are leased for significantly shorter initial terms with short renewal options. Joint ventures in which KFC, Pizza Hut or Taco Bell are partners and other consolidated entities own or lease approximately 1,000 restaurants or units outside the United States. TRICON leases Pizza Hut's corporate headquarters in Dallas, Texas. Taco Bell leases its corporate headquarters in Irvine, California and KFC owns its corporate headquarters and a research facility in Louisville, Kentucky. In addition, TRICON owns major office facilities in Wichita, Kansas and leases an office facility for accounting services in Albuquerque, New Mexico. Competition

        The overall food service industry and the QSR segment are intensely competitive with respect to food quality, price, service, convenience, restaurant location and concept. The restaurant business is often affected by changes in consumer tastes;

national, regional or local economic conditions; demographic trends; traffic patterns; the type, number and location of competing restaurants; and disposable purchasing power. TRICON competes within each market with national and regional chains as well as locally-owned restaurants, not only for customers, but also for management and hourly personnel and suitable real estate sites. For additional information on competition, see "Business of TRICON - Industry Overview."

        Trademarks

          TRICON regards its Kentucky Fried Chicken (R), KFC (R), Pizza Hut (R) and Taco Bell (R) trademarks as having significant value and as being important in marketing to consumers. The Company's policy is to pursue registration of its important trademarks whenever possible and to oppose vigorously any infringement of its trademarks. The use of the foregoing trademarks by franchisees and licensees has been authorized in KFC, Pizza Hut and Taco Bell franchise and license agreements. Under current law and with proper use, the Company's rights in its trademarks can last indefinitely.

        Government Regulation

        United States. TRICON is subject to various Federal, state and local laws affecting its business. Each of the Company's restaurants must comply with licensing and regulation by a number of governmental authorities, which include health, sanitation, safety and fire agencies in the state or municipality in which the restaurant is located. To date, the Company has not been significantly affected by any difficulty, delay or failure to obtain required licenses or approvals.

        A small portion of Pizza Hut's net sales are attributable to the sale of beer and wine. A license is required for each site that sells alcoholic beverages (in most cases, on an annual basis) and licenses may be revoked or suspended for cause at any time. Regulations governing the sale of alcoholic beverages relate to many aspects of restaurant operations, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. The failure of a restaurant which sells alcoholic beverages to obtain or retain these licenses may adversely affect such restaurant's operations.

        The Company is also subject to Federal and state minimum wage laws governing such matters as overtime, tip credits and working conditions. Since the bulk of the Company's employees are paid on an hourly basis at rates related to the Federal minimum wage, increases in the minimum wage could significantly increase the Company's labor costs.

        The Company is also subject to Federal and state child labor laws which, among other things, prohibit the use of certain "hazardous equipment" by employees 18 years of age or younger. The Company has not to date been materially adversely affected by such laws.

        The Company is subject to Federal and state environmental regulations, but these rules have not had a material effect on the Company's operations. The Company continues to monitor its facilities for compliance with the Americans With Disabilities Act

("ADA") in order to conform to its requirements. Under the ADA, the Company could be required to expend funds to modify its restaurants to better provide service to, or make reasonable accommodation for the employment of, disabled persons.

          International. Internationally, the Company's restaurants are subject to national and local laws and regulations which are similar to those affecting the Company's domestic restaurants, including laws and regulations concerning labor, health, sanitation and safety. The international restaurants are also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment.

        Worldwide compliance with environmental regulations has not had a material adverse effect on the Company's earnings, capital expenditures or competitive position.

        Legal Proceedings

        The Company is subject to various claims and contingencies related to lawsuits, taxes, real estate, the environment and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, in excess of amounts already provided for, is not likely to have a material adverse effect on the Company's annual results of operations or financial condition.

        Sale of Non-Core Concepts

        In late 1996, TRICON set a strategy to focus human and financial resources on growing the sales and profitability of its three core QSR concepts
- KFC, Pizza Hut and Taco Bell. The non-core restaurant businesses of Hot n' Now, East Side Mario's and Chevys Mexican Restaurants were sold in 1997, and two other non-core restaurant businesses, D'Angelo Sandwich Shops and California Pizza Kitchen, are being offered for sale. These non-core restaurant businesses are expected to be sold prior to the Distribution Date. These five "non-core" chains represented approximately 4% of TRICON's worldwide sales at Company-operated units in 1996. See "Combined Financial Statements."


                        SELECTED COMBINED FINANCIAL DATA

        The following selected combined financial data of TRICON should be read in conjunction with, and is qualified in its entirety by reference to, the audited Combined Financial Statements and the unaudited Condensed Combined Financial Statements and the related notes thereto included on pages F-2 to F-28.

        The pro forma selected financial data set forth below is derived from the unaudited Pro Forma Condensed Combined Financial Information included on pages F-29 to F-32. The pro forma data does not purport to represent what TRICON's financial position or results of operations would have been had it operated as a separate, independent company nor does it give effect to any events other than those discussed in the related notes. The pro forma data also does not purport to project TRICON's financial position or results of operations as of any future date or for any future period.

        The capital structure that existed when the Company's businesses operated as part of PepsiCo is not relevant because it does not reflect TRICON's expected future capital structure as a separate, independent company. Accordingly, per share data for earnings and cash dividends declared has not been presented except for pro forma earnings per share for the year-ended December 28, 1996 and the twelve weeks ended March 22, 1997, which was based on ___ million shares outstanding.


------------------------------------------------------------------------------------------------
Selected Combined Financial Data                                                (Page 1 of 4)
(in millions except per share data, unaudited)
TRICON Global Restaurants, Inc.
------------------------------------------------------------------------------------------------
                                            Proforma
                                               1996       1996(a)(b)   1995 (b)   1994(b)(c)(d)

------------------------------------------- ------------- ------------ ---------- --------------
Summary of Operations
Revenues................................    $9,838          10,232     10,250     9,565
Income/(loss) before cumulative effect
  of accounting changes.................    $  147             (53)      (132)      119
Cumulative effect of accounting
  changes (f)...........................    $    -             -           -         (1)
Net income/(loss) (g)...................    $  147             (53)      (132)      118
Earnings/(loss) per share...............    $ 0.xx             N.R.       N.R.      N.R.
Balance Sheet
Total assets............................       N.R.          6,520      6,908     7,387
Long-term debt (h)......................       N.R.            231        260       267
Investments by and advances
  from PepsiCo..........................       N.R.          4,266      4,604     4,962

N.R. - Not Required




----------------------------------------------------------------------------------------
Selected Combined Financial Data                                        (Page 2 of 4)
(in millions, unaudited)
TRICON Global Restaurants, Inc.
----------------------------------------------------------------------------------------
                                                             1993(e)     1992

------------------------------------------------------- --------------- ----------------
Summary of Operations
Revenues...........................................     $   8,462           7,335
Income before cumulative  effect of
  accounting changes...............................     $     238             245
Cumulative effect of accounting
  changes (f)......................................     $      -              (19)
Net income (g).....................................     $     238             226
Balance Sheet
Total assets.......................................     $   6,526           5,086
Long-term debt (h).................................     $     290             257
Investments by and advances from
  PepsiCo .........................................     $   4,366           3,506



-----------------------------------------------------------------------------------------
Selected Combined Financial Data                                 (Page 3 of 4)
(in millions except per share data, unaudited)
TRICON Global Restaurants, Inc.
-----------------------------------------------------------------------------------------
                                                   _____Twelve Weeks Ended_____
                                                   Proforma
                                                   3/22/97      3/22/97      3/23/96
-------------------------------------------------- ------------ ------------ ------------
Summary of Operations
Revenues.......................................    $ 2,134         2,237        2,273
Net income (g).................................    $    49            52           40
Earnings per share.............................    $  0.xx           N.R.         N.R.
Balance Sheet
Total assets...................................    $ 6,102         6,413          N.R.
Long-term debt (h).............................    $   173           222          N.R.
Investments by and advances from
  PepsiCo .....................................    $ 3,954         4,201          N.R.


N.R. - Not Required

-------------------------------------------------------------------------------
Selected Combined Financial Data                                   (Page 4 of 4)
(in millions, unaudited)
TRICON Global Restaurants, Inc.
-------------------------------------------------------------------------------
(a) Included unusual charges of $246 ($189 after-tax) related to the decision to dispose of TRICON's U.S. non-core restaurant businesses. See
     Note 3 to the audited Combined Financial Statements on page F-11. Also included the benefit of reduced depreciation and amortization expense for the first three quarters of 1996 of $40 ($26 after-tax) as a result of the initial impact of adopting Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," at the beginning of the fourth quarter of 1995. See (b) below.

(b)  Included net facility actions:

                                     1996             1995              1994
                                     ----             ----              ----

Refranchising gains                  $139             $ 93              $  -
Store closure costs                   (40)             (38)              (10)
SFAS 121 impairment charges           (62)            (457)
                                      ----             ----             -----
 Net gain/(loss)                       37             (402)             $(10)
                                       ==              ====              ====
 After-tax gain/(loss)               $ 21            $(295)            $ ( 6)
                                      ====            =====             =====

     The initial, non-cash impairment charge of $457 ($324 after-tax) in 1995 was due to the adoption of SFAS 121 at the beginning of the fourth quarter. As a result of the reduced carrying amount of restaurants to be held and used in the business, depreciation and amortization expense for the fourth quarter of 1995 was reduced by $17 ($12 after-tax). See Note 3 to the audited Combined Financial Statements on page F-11.

(c) Included a benefit of changing to a preferable method for calculating the market-related value of pension plan assets used in determining the return-on-asset component of annual pension expense, which reduced full-year pension expense in 1994 by $5 ($3 after-tax).

(d) Fiscal year 1994 consisted of 53 weeks. Normally, fiscal years consist of 52 weeks; however, because the fiscal year ends on the last Saturday in December, a week is added every 5 or 6 years. The fifty-third week increased 1994 revenues by $172 and earnings by approximately $23 ($14 after-tax).

(e) Included a $7 charge to increase net deferred tax liabilities as of the beginning of 1993 for a 1% statutory income tax rate increase due to 1993 U.S. Federal tax legislation.

(f) Represented the cumulative effect of adopting in 1994 Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits," and changing to a preferable method for calculating the market-related value of pension plan assets used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization (see Notes 13 and 11 to the audited Combined Financial Statements on pages F-16 and F-15, respectively) and adopting in 1992 Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions" which reduced earnings by $31 ($19 after-tax).

(g) Includes interest expense based upon PepsiCo's weighted average borrowing rate applied to the average balance of investments by and advances from PepsiCo to TRICON and interest on its external third-party debt.

(h)  Long-term debt represents external third-party debt.


                                    FINANCING

        PepsiCo's general practice has been to incur debt at the parent company level rather than the subsidiary level, even when the funds obtained from such borrowings have been used in the businesses of its subsidiaries, except in the case of capital leases, assumed debt of acquired businesses and certain international third party debt which generally have been incurred at the subsidiary level. Accordingly, the financing requirements of the restaurant businesses generally have been funded through intercompany accounts with PepsiCo.

          Prior to the Distribution, TRICON will incur approximately $_______ of debt obligations. Substantially all of the proceeds of such debt obligations will be transferred to PepsiCo in the form of repayment of certain amounts due to PepsiCo from TRICON and a dividend. The remainder of any investment in TRICON by PepsiCo will be reclassified from "Investments by and advances from PepsiCo" to "Common Stock and surplus" on the TRICON balance sheet. This remainder will be contributed by PepsiCo to its shareholders in the form of TRICON Common Stock. PepsiCo will retain no equity interest in TRICON. However, immediately after the Distribution Date, TRICON shares will be owned by PepsiCo's pension trust on behalf of PepsiCo's employees.

        TRICON has no assurance that, as an independent company, it will be able to obtain financing upon terms as favorable as those historically experienced by PepsiCo.

                                THE DISTRIBUTION

Reasons for the Distribution

          PepsiCo's management has proposed the Distribution to achieve three specific business objectives: (i) to alleviate competitive barriers to expanding its fountain beverage business; (ii) to allow PepsiCo to focus its attention on its packaged goods businesses, Pepsi-Cola and Frito-Lay; and (iii) to permit PepsiCo and TRICON to offer management incentives more directly tied to the performance of their respective businesses. PepsiCo is distributing the shares of TRICON to its shareholders based on its belief that the restaurant businesses, on the one hand, and PepsiCo's packaged goods businesses, on the other hand, represent different business propositions. They involve fundamentally different growth opportunities, financial returns, investment requirements, operating systems and people dynamics. PepsiCo also believes that corporations perform optimally when business strategy, organization and employee incentives are more narrowly focused.

        Accordingly, PepsiCo has concluded that the long-term interests of both businesses are best served through the creation of two separate, independent and focused corporations, TRICON focused on restaurants and a "new PepsiCo" focused on packaged goods.

Manner of Effecting the Distribution

        On or before the Distribution Date, PepsiCo will transfer to Bank of Boston, as Distribution agent (the "Distribution Agent"), for the benefit of holders of record of PepsiCo Capital Stock at the close of business on _________, 1997 (the "Record Date"), all shares of TRICON Common Stock then owned by PepsiCo.

          The Distribution will be made to holders of record of PepsiCo Capital Stock on the Record Date, without any consideration being paid by such holders, on the basis of one share of TRICON Common Stock for every _____ shares of PepsiCo Capital Stock held on the Record Date. No certificates representing fractional shares will be issued as part of the Distribution, although fractional shares will be credited to the accounts of participants in certain PepsiCo plans as described below. The Distribution Agent will aggregate fractional shares, other than those held by participants in such plans, into whole shares of TRICON Common Stock and sell them on the open market at prevailing prices on behalf of holders who would otherwise be entitled to receive such fractional share interests. Such persons will receive a cash payment for their portion of the total sale proceeds.

        Certificates representing shares of TRICON Common Stock will be mailed by the Distribution Agent beginning on or about the Distribution Date. The shares of TRICON Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights. See "Description of TRICON Common Stock - TRICON Common Stock."

        Distribution of TRICON Common Stock and payment for fractional interests with respect to PepsiCo Capital Stock held in the PepsiCo Capital Stock Purchase Plan, the PepsiCo SaveUp Plan (formerly 401(k) or Long-Term Savings), the PepsiCo Dividend Reinvestment Plan and the PepsiCo Employees' Stock Ownership Plan will be credited to participants' accounts.

        The Distribution is subject to a number of conditions, including (i) a favorable ruling of the Internal Revenue Service concerning the tax-free nature of the Distribution, (ii) appropriate stock market conditions for the Distribution, (iii) various regulatory approvals, and (iv) approval by PepsiCo's Board of Directors of the final terms of the Distribution, including, without limitation, the formal declaration of a dividend to PepsiCo's shareholders and other specific actions necessary to the Distribution.

        The PepsiCo Board of Directors may amend, modify or abandon the Distribution at any time prior to the Distribution Date.

Results of the Distribution

          Subsequent to the Distribution, which will be effective at 11:59:59 p.m. E.D.T. on the Distribution Date, TRICON will operate as an independent restaurant company, and PepsiCo will continue to conduct its packaged goods businesses.

Relationship between PepsiCo and TRICON after the Distribution

        After the Distribution, PepsiCo will have no ownership interest in TRICON, and TRICON will be an independent, publicly-owned company. However, immediately  after  the  Distribution  Date,  TRICON  shares  will be  owned  by
PepsiCo's pension trust on behalf of PepsiCo's employees. TRICON and PepsiCo will enter into certain agreements, described below, governing their relationship subsequent to the Distribution and providing for the allocation of tax and certain other liabilities and obligations arising from periods prior to and after the Distribution. Copies of the forms of such agreements are filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summarizes the material terms of such agreements, but is qualified by reference to the text of such agreements.

Separation Agreement

          PepsiCo and TRICON will enter into a Separation Agreement (the "Separation Agreement"), which will provide for, among other things, certain services, records and personnel which PepsiCo and TRICON will make available to each other after the Distribution Date. To facilitate an orderly transition, PepsiCo may continue to provide, for up to 12 months, certain services to TRICON, with the related costs and expenses being paid by TRICON. TRICON will nonetheless have to utilize additional personnel to perform certain services previously provided by PepsiCo, such as treasury management and investor relations. The Separation Agreement also will provide for the assumption by TRICON of liabilities relating to PepsiCo's restaurant businesses and the indemnification of PepsiCo with respect to such liabilities. The Separation Agreement provides that, prior to the Distribution, TRICON will pay to PepsiCo approximately $______ billion in the form of repayment of certain amounts due to PepsiCo from TRICON and a dividend.

Tax Separation Agreement

        PepsiCo and TRICON will enter into a Tax Separation Agreement (the "Tax Separation Agreement"), on behalf of themselves and their respective consolidated groups, that reflects each party's rights and obligations with respect to payments and refunds of taxes that are attributable to periods beginning prior to and including the Distribution Date. The Tax Separation Agreement also expresses each party's intention with respect to certain tax attributes of TRICON after the Distribution. The Tax Separation Agreement provides for payments between the two companies for certain tax adjustments made after the Distribution that cover pre-Distribution tax liabilities. Other provisions cover the handling of audits, settlements, stock options, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

Employee Programs Agreement

        PepsiCo and TRICON will enter into an Employee Programs Agreement (the "Employee Programs Agreement"), which allocates assets, liabilities and responsibilities between them with respect to certain employee compensation and benefit plans and programs and certain other related matters.

Telecommunications, Software and Computing Services Agreement

          PepsiCo and TRICON will also enter into a Telecommunications, Software and Computing Services Agreement (the "TS&C Agreement") setting forth the arrangements between the parties with respect to internal software, third-party agreements, telecommunications services and computing services.

Beverage Agreements

         KFC,  Pizza  Hut and  Taco  Bell  are each  expected  to enter  into a
multi-year   agreement  with  the  Pepsi-Cola  Company  regarding  the  sale  of
Pepsi-Cola beverage products at U.S. Company-operated units.

Certain Letters of Credit, Guarantees and Contingent Liabilities

        Pursuant to the Separation Agreement, TRICON will agree to use its best efforts to release, terminate or replace, prior to the Distribution Date, all letters of credit, guarantees and contingent liabilities relating to PepsiCo's restaurant businesses under which PepsiCo is liable. Nevertheless, after the Distribution Date, PepsiCo may remain liable on certain of such letters of credit, guarantees and contingent liabilities which were not able to be released, terminated or replaced prior to the Distribution Date. Pursuant to the Separation Agreement, from and after the Distribution Date TRICON will pay a fee of $_____ to PepsiCo with respect to any such letters of credit, guarantees and contingent liabilities until such time as they are released, terminated or replaced by a qualified letter of credit with a maximum drawing amount equal to the full amount of all remaining obligations and foreseeable claims under such letters of credit, guarantees and contingent liabilities. At all times TRICON will be required to indemnify PepsiCo with respect to such letters of credit, guarantees and contingent liabilities.

Certain  U.S. Federal Income Tax Consequences of the Distribution

        Prior to the Distribution, PepsiCo expects to receive a ruling from the Internal Revenue Service to the effect that the Distribution will qualify as a tax-free Distribution under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, that (i) except as described below with respect to fractional shares, PepsiCo's shareholders will not recognize income, gain or loss upon the receipt of shares of TRICON Common Stock; (ii) the aggregate tax basis of the shares of PepsiCo Capital Stock and TRICON Common Stock (including any fractional share interests to which a PepsiCo shareholder is entitled) held by a PepsiCo shareholder after the Distribution will be the same as the tax basis of the shares of PepsiCo Capital Stock held by such shareholder immediately before the Distribution, and will be allocated between the shares of TRICON Common Stock and PepsiCo Capital Stock in proportion to their relative fair market values on the Distribution Date; (iii) the holding period of the shares of TRICON Common Stock received by a PepsiCo shareholder (including any fractional share interests to which a PepsiCo shareholder is entitled) will include the holding period of the shares of PepsiCo Capital Stock with respect to which the Distribution was made, provided that the shares of PepsiCo Capital Stock are held as a capital asset by such shareholder on the Distribution Date; and (iv) cash received in lieu of fractional share interests in TRICON Common Stock will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to such fractional share interests. Such gain or loss will be capital gain or loss if the shares of PepsiCo Capital Stock are held as a capital asset on the Distribution Date. The receipt of such a ruling is a condition to the Distribution.

          U.S. Treasury regulations require each PepsiCo shareholder that receives shares of TRICON Common Stock in the Distribution to attach to the holder's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the Distribution. Within a reasonable time after the Distribution, PepsiCo will provide each PepsiCo shareholder of record as of the Record Date with the information necessary to comply with that requirement, and will provide information regarding the allocation of basis described in clause (ii) above.

        The foregoing is a summary of the material U.S. Federal income tax consequences of the Distribution under the law in effect as of the date of this Information Statement. IT DOES NOT PURPORT TO COVER ALL INCOME TAX CONSEQUENCES AND MAY NOT APPLY TO SHAREHOLDERS WHO ACQUIRED THEIR PEPSICO SHARES IN CONNECTION WITH A GRANT OF SHARES AS COMPENSATION, WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES, OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. All PepsiCo shareholders should consult their own tax advisors regarding the appropriate income tax treatment of their receipt of TRICON Common Stock, including the application of Federal, state, local and foreign tax laws, and the effect of possible changes in tax law that may affect the tax consequences described above.

                              MANAGEMENT OF TRICON

Directors

        TRICON's Articles of Incorporation provide that the number of Directors shall be fixed, and may be altered from time to time, by resolution duly adopted by TRICON's Board of Directors, but at no time shall the number of Directors be less than three. The following individuals have agreed to serve as Directors of TRICON following the Distribution. It is anticipated that several other people will also agree to serve as Directors prior to the Distribution Date. These Directors will hold office until the first annual meeting of TRICON's shareholders in __________, 1998. Shareholders will elect all of the directors at that meeting and each succeeding annual meeting.

        Andrall E. Pearson, age 72, will be elected Chairman of the Board and Chief Executive Officer of TRICON prior to the Distribution Date. Prior thereto, Mr. Pearson served as an operating partner of Clayton, Dubilier & Rice, a leveraged buy-out firm. He was PepsiCo's President and Chief Operating Officer from 1971 through 1984 and served on PepsiCo's Board of Directors for 26 years, retiring in April 1996. From 1985 to 1993 he was a tenured professor at Harvard Business School. Mr. Pearson is Chairman of the Board of Alliant Food Services, and a director of Kinko's Inc., May Department Stores Company and Travelers Group.

        David C. Novak, age 44, will be elected Vice Chairman of the Board and President of TRICON prior to the Distribution Date. Prior thereto, Mr. Novak served as Group President and Chief Executive Officer, KFC and Pizza Hut, a position he has held since August 1996. Mr. Novak joined Pizza Hut in 1986 as Senior Vice President, Marketing. In 1990, he became Executive Vice President, Marketing and National Sales, for the Pepsi-Cola Company. In 1992 he became Chief Operating Officer, Pepsi-Cola North America. In 1994 he became President and Chief Executive Officer of KFC North America.

Board Compensation and Benefits

        Employee Directors will not receive additional compensation for serving on the Board of Directors. Non-employee Directors will receive an annual cash retainer of $50,000 and an annual grant of options to buy $50,000 worth of TRICON Common Stock. Non-employee Directors will also receive a one-time stock grant of $25,000 upon joining the Board, payment of which will be deferred until termination from the Board. Directors may also defer payment of their retainers. Deferrals may not be made for less than one year. For the first year only, non-employee Directors will receive a Board meeting fee of $1,500 for each Board meeting in excess of eight during such year and a Committee meeting fee of $1,000 for each Committee meeting in excess of eight during such year. TRICON will also pay the premiums on directors' and officers' liability and business travel accident insurance policies covering the Directors.

Committees of the Board

        It is anticipated that TRICON will establish Audit, Compensation and Nominating Committees of the Board. It is also anticipated that all members will be non-employee Directors.

        Audit Committee. The Audit Committee will: (i) recommend to the Board the selection, retention or termination of TRICON's independent auditors; (ii) approve the level of non-audit services provided by the independent auditors;
(iii)  review the scope and results of the work of TRICON's  internal  auditors;
(iv) review the scope and approve the estimated cost of the annual audit; (v) review the annual financial statements and the results of the audit with management and the independent auditors; (vi) review with management and the independent auditors the adequacy of TRICON's system of internal accounting controls; (vii) review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls; and (viii) report to the Board on the results of its review and make such recommendations as it may deem appropriate.

        Compensation Committee. The Compensation Committee will: (i) administer TRICON's Long-Term Incentive Plan, Executive Incentive Compensation Plan and related plans; (ii) approve, or refer to the Board of Directors for approval, changes in such plans and the compensation programs to which they relate; and
(iii) review and approve the compensation of senior executives of TRICON.

          Nominating Committee. The Nominating Committee will: (i) identify suitable candidates for Board membership; (ii) propose to the Board a slate of directors for election by the shareholders at each annual meeting; and (iii) propose candidates to fill vacancies on the Board based on qualifications it determines to be appropriate.

Executive Officers

        In addition to Messrs. Pearson and Novak (see "Management of TRICON - Directors"), the following persons are expected to serve as executive officers of TRICON as of the Distribution Date:

        Peter A. Bassi, age 48, will be elected President, International Restaurants prior to the Distribution Date. Prior thereto, Mr. Bassi served as Executive Vice President, Asia, of PepsiCo Restaurants International, a position he assumed in 1996. He joined the Pepsi-Cola Company in 1972, and served in various management positions at Frito-Lay, Pizza Hut and PepsiCo Food Service International. He served as Senior Vice President, Finance and Chief Financial Officer at Taco Bell Corp. from 1987 to 1994. From 1995 to 1996 he served as Senior Vice President and Chief Financial Officer at PepsiCo Restaurants International.

        Jeffrey A. Moody, age 38, will be elected President and Chief Concept Officer, KFC U.S.A., prior to the Distribution Date. Prior thereto, Mr. Moody served as Senior Vice President, Operations, for PepsiCo Restaurants International, a position he assumed in 1996. Previously, he was Vice President, Operations for PepsiCo Restaurants International. Mr. Moody joined Pizza Hut in 1987, and held various management positions prior to those mentioned above.

        Michael S. Rawlings, age 42, will be elected President and Chief Concept Officer, Pizza Hut U.S.A., prior to the Distribution Date. Prior thereto, Mr. Rawlings served as Chairman, President and Chief Executive Officer of DDB Needham Worldwide Dallas Group, a position he held following the merger of Tracy-Locke, Inc. into DDB Needham in 1992. Previously, Mr. Rawlings was General Manager and Chief Operating Officer of Tracy-Locke, Inc., a position he assumed in 1989.

        Peter C. Waller, age 42, will be elected President and Chief Concept Officer, Taco Bell U.S.A., prior to the Distribution Date. Prior thereto, Mr. Waller served as Senior Vice President of Marketing of Taco Bell, a position he assumed in the beginning of 1996, following 18 months as a Senior Vice President of Marketing for KFC-USA. He joined PepsiCo in 1990 as Managing Director for Western Europe, and subsequently spent two years as Regional Marketing Director for KFC for the South Pacific and South Africa.

Senior Operating Management

        Jonathan D. Blum, age 39, will be elected Senior Vice President, Public Affairs, of TRICON prior to the Distribution Date. Prior thereto, Mr. Blum served as Vice President of Public Affairs for Taco Bell Corp., a position he has held since joining Taco Bell in 1993.

          Thomas E. Davin, age 39, will be elected Chief Operating Officer, Taco Bell U.S.A. prior to the Distribution Date. Prior thereto, Mr. Davin served as Vice President, Operations Services, a position he assumed in 1996. Mr. Davin joined PepsiCo in 1991 as Director, Mergers and Acquisitions. He served as a Zone Vice President at Taco Bell from 1993 to 1996.

          Gregg Dedrick, age 38, will be elected Chief People Officer of TRICON prior to the Distribution Date. Prior thereto, Mr. Dedrick served as Senior Vice President, Human Resources, for Pizza Hut and KFC, a position he assumed in 1996. Mr. Dedrick joined the Pepsi-Cola Company in 1981 and held various personnel-related positions with Pepsi-Cola from 1981 to 1994. In 1994 he became Vice President, Human Resources, Pizza Hut, and in 1995 he became Senior Vice President Human Resources, KFC.

        Aylwin B. Lewis, age 43, will be elected Chief Operating Officer, Pizza Hut U.S.A., prior to the Distribution Date. Prior thereto, Mr. Lewis served as Senior Vice President, Operations, a position he assumed in 1996. Mr. Lewis joined KFC in 1991 as a Regional General Manager. He served in various positions at KFC, including Senior Director of Franchising and Vice President of Restaurant Support Services, becoming Division Vice President, Operations in 1993, and Senior Vice President, New Concepts, in 1995.

          Charles E. Rawley, age 46, is Chief Operating Officer, KFC U.S.A., and will continue to hold that position at the Distribution Date. Mr. Rawley joined KFC in 1985 as a Director of Operations. He served as Vice President of Operations for the Southwest, West, Northeast, and Mid-Atlantic Divisions from 1988 to 1994 when he became Senior Vice President, Concept Development. Mr. Rawley assumed his current position in 1995.

Stock Ownership of Executive Officers and Directors

        The following table sets forth information concerning the TRICON Common Stock that is expected to be beneficially owned by each of TRICON's proposed directors, by each of the five highest paid TRICON executive officers and by all directors and executive officers as a group. The projections are based upon the number of shares of PepsiCo Capital Stock held by the individuals and the group at __________, 1997, and do not include any options granted under PepsiCo plans. Effective on the Distribution Date, certain executive officers of TRICON will have certain PepsiCo stock options converted into options to acquire TRICON Common Stock. See "PepsiCo Stock Option and Performance Share Conversion." In addition, certain executive officers of TRICON will be granted options to acquire TRICON Common Stock on or about the Distribution Date. These converted options and new grants are not reflected in this table. None of the following persons will hold in excess of 1% of TRICON Common Stock.


                   Beneficial Owner                  Projected Number of Shares

Andrall E. Pearson...................................     [ ___ ]
David C. Novak.......................................     [ ___ ]
Peter A. Bassi.......................................     [ ___ ]
Jeffrey A. Moody.....................................     [ ___ ]
Peter C. Waller......................................     [ ___ ]
All Directors and Executive Officers as a Group......     [ ___ ]

                             EXECUTIVE COMPENSATION

                                       Summary Compensation Table
                                                                               Long-Term   Compensation
                                              Annual Compensation
                                  -------------------------------------------------------------------------
                                                                                Awards        Payouts
                                                                              -----------------------------

                                                                              Securities
                                                               Other Annual   Underlying     Long-Term      All Other
Name and Principal                                             Compensation   Options (#) Incentive Plan  Compensation
Position (1)               Year    Salary ($)   Bonus ($)           ($)           (2)       Payouts ($)        ($)
-------------------        -----    --------    ---------    ----------------  ---------    ----------      ----------
Andrall E. Pearson         1996        --           --              --            --            --              --
Chairman of the
Board and Chief
Executive Officer

David C. Novak             1996      433,200       515,200        [____](3)       888,861        0              0
Vice Chairman of the
Board and President

Peter A. Bassi             1996      316,800       297,200        [____]          114,130        0              0
President, International
Restaurants

Jeffrey A. Moody           1996      191,300       147,700        [____]           51,391        0              0
President and Chief
Concept Officer, KFC
U.S.A

Peter C. Waller            1996      240,000       114,200        [____]          111,125        0              0
President and Chief
Concept Officer, Taco
Bell U.S.A.
---------------

          (1) The principal position set forth for each named executive officer reflects their position as of the Distribution Date. Compensation disclosed in this table was paid by certain of TRICON's subsidiaries during the relevant periods. Messrs. Pearson and Rawlings were not previously employed by TRICON or its subsidiaries (see "Management of TRICON - Executive Officers" for biographies of named executive officers). Mr. Pearson served as a Director of PepsiCo in 1994, 1995 and 1996, and received an annual retainer of $70,000 and an annual stock grant with a value of $30,000 on the grant date in 1994 and 1995. In 1996, Mr. Pearson received an annual retainer of $70,000 until his retirement in April 1996.

         (2) The options listed in this column are PepsiCo options and do not reflect the adjustments discussed in the section entitled "PepsiCo Stock Option and Performance Share Conversion."

          (3)  This  amount   includes   benefits  from  the  use  of  corporate
transportation.

                             PepsiCo Option Grants in Last Fiscal Year (1)

                                                                                    Potential Realizable Value
                                                                                     at Assumed Annual Rates
                                                                                  of Stock Price Appreciation for
                               Individual Grants                                           Option Term

------------------------------------------------------------------------------  ---------------------------------------
                            Number of      % of Total
                            Securities      Options
                              Under-       Granted to    Exercise
                              lying       Employees in   or Base
                             Options          Fiscal      Price     Expiration
          Name             Granted (#)         Year      ($/Share)      Date             5% ($)(2)        10% ($)(2)
------------------          --------      ------------    --------     -------            ---------         ---------


David C. Novak                   1,749(3)    0.003        35.50      6/30/06              39,048             98,955
                               300,000(6)    0.590        29.46875   1/25/06           5,559,822         14,089,679
                               300,000(7)    0.590        29.46875   1/25/11           9,538,399         28,088,860
                               190,032(4)    0.374        29.46875   1/25/06           3,521,813          8,924,967
                                68,572(4)    0.135        28.4375    1/25/06           1,075,099          2,648,020
                                17,804(5)    0.035        28.4375    1/27/04             206,115            480,337
                                10,704(5)    0.021        28.03125   1/27/04             143,259            343,130

Peter A. Bassi                   1,194(3)    0.002        35.50      6/30/06              26,657             67,554
                                11,840(4)    0.023        31.6875    1/25/06             228,540            575,027
                                 6,080(5)    0.012        31.6875    1/27/04              88,536            210,600
                                95,016(4)    0.187        29.46875   1/25/06           1,760,907          4,462,483

Jeffrey A. Moody                   487(3)    0.001        35.50      6/30/06              10,873             27,553
                                50,904(4)    0.100        29.46875   1/25/06             943,391          2,390,737

Peter C. Waller                    765(3)    0.001        35.50      6/30/06              17,079             43,282
                                95,016(4)    0.187        29.46875   1/25/06           1,760,907          4,462,483
                                15,344(5)    0.030        28.03125   1/27/04             205,359            491,871

----------

         (1) See "PepsiCo Stock Option and Performance Share Conversion" for a discussion of the treatment of these options as a result of the Distribution. The options listed in this table do not reflect the adjustments discussed in such section.

         (2) The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of PepsiCo's stock. If PepsiCo's stock does not increase in value, then the option grants described in the table will be valueless.

         (3) Twenty percent of these options becomes exercisable one year after the grant date, July 1, 1996, and an additional twenty percent becomes exercisable each year thereafter.

         (4)      These options become exercisable on February 1, 2000.

         (5)      These options become exercisable on February 1, 1998.

         (6)      These options become exercisable on January 25, 2001.

         (7)      These options become exercisable on January 25, 2006.


               Aggregated PepsiCo Option Exercises in Last Fiscal
                                      Year
                      and Fiscal Year-End Option Values (1)


                           Shares Ac-                  Number of Securities Under-
                           quired on       Value       lying Unexercised Options at      Value of Unexercised In-the-
         Name             Exercise(#)     Realized          Fiscal Year-End              Money Options at FY-End(2)
--------------------      -----------  --------------   ---------------------------      ----------------------------
                                                         Exercisable    Unexercisable    Exercisable      Unexercisable
                                                        ------------    -------------    -----------      -------------

David C. Novak               60,000      1,594,551       342,152        1,062,806       $6,036,052       $2,011,962

Peter A. Bassi               53,100      1,390,173       212,598         215,598         3,554,777        1,005,862

Jeffrey A. Moody               0             0            78,005         101,904         1,029,001          501,657

Peter C. Waller                0             0            41,526         169,747           493,177          736,550
----------

         (1) See "PepsiCo Stock Option and Performance Share Conversion" regarding the effect of the Distribution on PepsiCo stock options. The options listed in this table do not reflect the adjustments discussed in such section.

         (2) The closing price of PepsiCo Capital Stock on December 27, 1996, the last trading day prior to PepsiCo's fiscal year-end, was $29.625.

                               Pension Plan Table

         Many of TRICON's salaried employees have been participants in PepsiCo's Salaried Employees Retirement Plan and PepsiCo's Pension Equalization Plan. On or prior to the Distribution Date, the Company and its participating subsidiaries intend to adopt a TRICON Salaried Employees Retirement Plan and TRICON Pension Equalization Plan on terms substantially similar to the comparable PepsiCo plans. The annual benefits payable under these two pension plans to employees with five or more years of service at age 65 are, for the first ten years of credited service, 30% of the employee's highest consecutive five-year average annual earnings plus an additional 1% of the employee's highest consecutive five-year average annual earnings for each additional year of credited service over ten years, less .43% of final average earnings not to exceed Social Security covered compensation multiplied by years of service (not to exceed 35 years).

         Under the TRICON plans, when an executive retires at the normal retirement age (65), the approximate annual benefits payable after January 1, 1997 for the following pay classifications and years of service are expected to be:


Remuneration                                      Years of Service
------------------ -------------- -------------- -------------- -------------- --------------
                         25             30             35             40             45
------------------ -------------- -------------- -------------- -------------- --------------
  $250,000              $109,280       $121,130       $132,990       $145,490       $160,790
  $500,000              $221,780       $246,130       $270,490       $295,490       $329,540
  $750,000              $334,280       $371,130       $407,990       $445,490       $498,290
$1,000,000              $446,780       $496,130       $545,490       $595,490       $667,040
$1,250,000              $559,280       $621,130       $682,990       $745,490       $835,790

     The pay covered by the pension plans referred to above is based on the salary and bonus shown in the Summary Compensation Table on page 36 for each of the named executive officers. The years of credited service as of January 1, 1997 for the following named executive officers are: David C. Novak, 10 years; Peter A. Bassi, 24 years; Jeffrey A. Moody, 9 years; and Peter C. Waller, 6 years.


Employment Agreement

        The Company has entered into an employment agreement with Mr. Pearson under which he will serve as Chairman of the Board and Chief Executive Officer of TRICON until July 1, 2000. The agreement provides for an annual salary of $__________; and annual incentive compensation awards to be determined by the TRICON Board of Directors. However, the bonus for the first year of the agreement will not be less than __________. As soon as practicable after the Distribution Date, Mr. Pearson will also be granted options to purchase ________ shares of TRICON Common Stock.

                  NEW STOCK-BASED AND INCENTIVE PLANS OF TRICON

TTRICON Long-Term Incentive Plan

        Generally. The TRICON Long-Term Incentive Plan (the "TRICON LTIP") is expected to be approved prior to the Distribution Date by the TRICON Board of Directors and by PepsiCo as the sole shareholder of TRICON. The TRICON LTIP is expected to provide for the grant of various types of long-term incentive awards to key employees, consistent with the objectives and limitations of the TRICON LTIP. These awards may include non-qualified options to purchase shares of TRICON Common Stock, performance units, incentive stock options, stock appreciation rights and restricted stock grants. The term of the TRICON LTIP is expected to be ten years.

        Administration. The TRICON LTIP is expected to vest broad powers in the Compensation Committee (the "Compensation Committee") of TRICON's Board of Directors to administer and interpret the TRICON LTIP. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the TRICON LTIP, to select the persons to be granted awards, to determine terms and conditions of awards, including but not limited to the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, to determine whether such conditions have been met and whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, to determine whether payment of an award should be reduced or eliminated, and to determine whether such awards should be intended to qualify, regardless of their amount, as deductible for U.S. Federal income tax purposes. The TRICON LTIP is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the TRICON LTIP.

        Eligibility. Key employees of TRICON and its divisions, subsidiaries and affiliates are expected to be eligible to be granted awards under the TRICON LTIP. The Compensation Committee may also grant awards to employees of a joint venture or other business in which TRICON has a substantial investment, and may make awards to non-executive employees who are in a position to contribute to the success of TRICON.

TRICON Executive Incentive Compensation Plan

        Generally. TRICON's Executive Incentive Compensation Plan (the "TRICON Incentive Plan") is expected to be approved prior to the Distribution Date by the TRICON Board of Directors and by PepsiCo as the sole shareholder of TRICON. The TRICON Incentive Plan is expected to provide for officers of TRICON and its divisions and subsidiaries to be granted annual cash incentive awards consistent with the objectives and limitations of the TRICON Incentive Plan. The term of the TRICON Incentive Plan is expected to be ten years.

        Administration. The TRICON Incentive Plan is expected to vest broad powers in the Compensation Committee to administer and interpret the TRICON Incentive Plan. The Compensation Committee's powers are expected to include authority, within the limitations set forth in the TRICON Incentive Plan, to select the persons to be granted awards, to determine the time when awards will be granted, to determine and certify whether objectives and conditions for earning awards have been met, to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The TRICON Incentive Plan is also expected to generally vest broad powers in the Compensation Committee to amend and terminate the TRICON Incentive Plan.

        Eligibility. At the discretion of the Compensation Committee, executive officers of TRICON are expected to be granted, and other officers of TRICON, its divisions and subsidiaries may be granted, annual incentive awards under the TRICON Incentive Plan.

Successor Plans

        On or prior to the Distribution Date, the Company intends to adopt plans with terms substantially similar to the PepsiCo Stock Option Incentive Plan (the "PepsiCo SOIP") and the PepsiCo SharePower Stock Option Plan ("PepsiCo SharePower") for the purpose of continuing TRICON stock options which were converted from options granted under such PepsiCo plans. See "PepsiCo Stock Option and Performance Share Conversion." It has not yet been determined whether any new grants will be made under these plans. TRICON stock options and performance share units ("PSUs") which were converted from options or PSUs, as the case may be, awarded under the PepsiCo Long-Term Incentive Plan ("PepsiCo LTIP") will be considered to have been awarded under the TRICON LTIP described above.

             PEPSICO STOCK OPTION AND PERFORMANCE SHARE CONVERSION

        Effective on the Distribution Date, holders of outstanding options to purchase PepsiCo Capital Stock and holders of unvested PepsiCo PSUs will have their interests adjusted as described below. The Compensation Committee of PepsiCo's Board of Directors has approved formulas to adjust the exercise price and award size of PepsiCo stock options and PSUs pursuant to the terms and provisions of each such grant and the relevant plan. TRICON employees who hold PepsiCo awards will receive either an award of TRICON stock options or PSUs or an adjusted PepsiCo award, in accordance with the formulas described below. The adjustment formulas are intended to maintain the value of the outstanding PepsiCo stock options at the time of adjustment.

        Stock Options. Employees of TRICON who received PepsiCo stock options in connection with the 1996 grants and any 1997 grants under the PepsiCo LTIP and the PepsiCo SOIP, and employees of TRICON who received PepsiCo stock options under PepsiCo SharePower which have not become exercisable prior to the Distribution Date, shall have such PepsiCo stock options entirely converted into TRICON stock options. For these converted options, the exercise price of each such TRICON stock option shall equal the exercise price of the corresponding PepsiCo stock option prior to the Distribution, multiplied by a factor (the "TRICON Stock Conversion Ratio") where the numerator is the composite volume weighted average price of the TRICON Common Stock for the trading days during a pricing period to be determined at a future date by the PepsiCo Board of Directors (the "Per Share TRICON Stock Price") and the denominator is the composite volume weighted average price of PepsiCo Capital Stock trading with TRICON for the trading days during the pricing period (the "Per Share Pre-Split PepsiCo Stock Price"). The number of shares of TRICON Common Stock subject to each such TRICON stock option shall equal the number of shares subject to the corresponding PepsiCo stock option prior to the Distribution divided by the TRICON Stock Conversion Ratio. All other terms of such TRICON stock options shall be the same as the terms of the PepsiCo stock options from which they were converted.

        Employees of TRICON who received PepsiCo stock options in connection with grants made prior to 1996 under the PepsiCo LTIP and the PepsiCo SOIP, and employees of TRICON who received PepsiCo stock options under PepsiCo SharePower which have become exercisable prior to the Distribution Date, shall retain such options to purchase PepsiCo Capital Stock, subject to the following adjustments to the exercise price and number of shares subject to each such option (each, an "Adjusted PepsiCo Stock Option"). The exercise price of each Adjusted PepsiCo Stock Option shall be determined by multiplying the PepsiCo stock option exercise price prior to the Distribution by a factor (the "PepsiCo Stock Conversion Ratio") where the numerator is the composite volume weighted average price of PepsiCo Capital Stock trading without TRICON for the trading days during the pricing period (the "Per Share Post-Split PepsiCo Stock Price") and the denominator is the Per Share Pre-Split PepsiCo Stock Price. The number of shares of PepsiCo Capital Stock subject to each Adjusted PepsiCo Stock Option shall equal the number of shares subject to such PepsiCo stock option prior to the Distribution divided by the PepsiCo Stock Conversion Ratio. All other terms of the Adjusted PepsiCo Stock Options shall be the same as the terms of the pre-adjustment PepsiCo stock options.

        Employees of PepsiCo who will continue to be employed by PepsiCo after the Distribution Date and hold any PepsiCo stock options, and holders of any PepsiCo stock options who retire or have retired from PepsiCo on or prior to the Distribution Date, regardless of whether such holder has retired from PepsiCo's packaged goods or restaurant businesses and regardless of whether such options were granted under the PepsiCo LTIP, the PepsiCo SOIP, PepsiCo SharePower or otherwise, shall retain such options to purchase PepsiCo Capital Stock, subject to the adjustments to the exercise price and number of shares subject to each such option described in the previous paragraph. All other terms of such Adjusted PepsiCo Stock Options shall be the same as the terms of the pre-adjustment PepsiCo stock options.

        Performance Share Units. Performance share units awarded in 1994 will remain unchanged for employees of TRICON and post-split PepsiCo. These awards will continue to earn out against the pre-established earnings per share target ("EPS") and are expected to be paid out on schedule in 1998. EPS results will be measured on a consolidated basis (including the restaurant businesses) through the end of 1997, provided that forecasted restaurant earnings will be used for the period between the Distribution Date and year-end in the EPS calculation.

        Performance share units awarded in 1996 will have their target EPS adjusted, but vesting, the measurement period and the payout date of such awards will remain unchanged for employees of TRICON and post-split PepsiCo. For TRICON employees, the TRICON Board of Directors is expected to determine the appropriate four year cumulative EPS target for such awards based on TRICON's business plans. For employees of post-split PepsiCo, the current four year EPS target will be adjusted to reflect the exclusion of the restaurant businesses while maintaining the original annual growth rate amounts.

                       DESCRIPTION OF TRICON COMMON STOCK

        Under TRICON's Articles of Incorporation (the "TRICON Articles"), which have been filed as an exhibit to the Registration Statement of which this Information Statement forms a part, TRICON's authorized Capital Stock consists of 750,000,000 shares of Common Stock, par value $.05 per share. Based on __________ shares of PepsiCo Capital Stock outstanding as of _______________, 1997, and a distribution ratio of one share of TRICON Common Stock for every ________ shares of PepsiCo Capital Stock, it is expected that approximately
________ shares of TRICON Common Stock will be distributed to holders of PepsiCo Capital Stock.

TRICON Common Stock

        The holders of TRICON Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including the election of directors. The TRICON Articles do not provide for cumulative voting in the election of directors. The holders of TRICON Common Stock will be entitled to such dividends as may be declared from time to time by the TRICON Board from funds available therefor, and upon liquidation will be entitled to receive, pro rata, all the net assets of TRICON available for distribution to such holders. All of the shares of TRICON Common Stock distributed by PepsiCo will be fully paid and nonassessable.

Dividends

        The payment and level of cash dividends, if any, declared by TRICON after the Distribution will be subject to the discretion of the TRICON Board. Dividend decisions will be based on a number of factors, including the operating results and financial requirements of TRICON on a stand-alone basis. The holders of TRICON Common Stock will have no preemptive right to subscribe for or purchase any securities of any kind or class of TRICON.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for the TRICON Common Stock will be Bank of Boston, P.O. Box 9155, Boston, MA 02205-9155, (___) ___-____.

Listing and Trading of TRICON Common Stock

          Prior to the date hereof, there has not been any established trading market for TRICON Common Stock. Application is expected to be made to list the TRICON Common Stock on the NYSE under the symbol "_______." It is presently anticipated that the TRICON Common Stock will be approved for listing on the NYSE prior to the Distribution Date, and trading is expected to commence on a "when-issued" basis prior to the Record Date. The term "when issued" indicates a conditional transaction in a security authorized for issuance but not as yet actually issued. All "when issued" transactions are on an "if" basis, to be settled if and when the actual security is issued and the NYSE rules the transactions are to be settled.

        There can be no assurance as to the prices at which the TRICON Common Stock will trade before, on or after the Distribution Date. Until the TRICON Common Stock is fully distributed and an orderly trading market develops in the TRICON Common Stock, the price at which such stock trades may fluctuate significantly and may be lower or higher than the respective price that would be expected for a fully distributed issue. Prices for the TRICON Common Stock will be determined in the marketplace and may be influenced by many factors, including (i) the depth and liquidity of the market for TRICON Common Stock,
(ii) developments affecting TRICON's business, (iii) investor perception of TRICON, and (iv) general economic and market conditions. As of _______, 1997, there were ________ holders of PepsiCo Capital Stock, which approximates the number of prospective record holders of TRICON Common Stock.

        Shares of TRICON Common Stock issued in the Distribution will be freely transferable, except for securities received by persons who may be deemed to be affiliates of TRICON ("Affiliates") under the Securities Act of 1933, as amended (the "Securities Act"). Affiliates would generally include individuals or entities that control, are controlled by, or are under common control with TRICON and will include certain officers and Directors of TRICON. Persons who are Affiliates of TRICON will be permitted to sell their shares of TRICON Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

                     NORTH CAROLINA LAW - SHARE ACQUISITIONS

        North Carolina law includes two provisions relating to changes in control of a public company as a result of share acquisitions. The first is The North Carolina Control Share Acquisition Act, which requires an acquiror to obtain the favorable vote of a company's other shareholders before it is allowed to vote shares acquired in excess of certain statutory percentages. As permitted by the Act, the TRICON Articles provide that this Act shall not be applicable to TRICON. The second is The North Carolina Shareholder Protection Act, which establishes minimum safeguards for a company's public shareholders in the event another entity first acquires more than 20% of the stock and then wishes to accomplish a second-step combination of the two businesses. Such safeguards relate to the minimum value to be paid to the company's remaining shareholders in any such business combination; preservation of board of directors representation for the publicly-owned shares and of the dividend rate; limitations on certain intercorporate transactions prior to the consummation of such business combination; and requirements as to disclosure to remaining shareholders in connection with any such proposed business combination. Unless these minimum safeguards are observed, any such business combination would require the affirmative vote of the holders of 95% of the voting shares of a corporation.

                         INDEMNIFICATION OF DIRECTORS

        A provision of the TRICON Articles (the "Provision") provides that to the full extent from time to time permitted by law, no Director shall be personally liable in any action for monetary damages for breach of any duty as a Director, whether such action is brought by or in the right of the Company or otherwise. Neither the amendment nor repeal of the Provision, nor adoption of any provision of the TRICON Articles which is inconsistent with the Provision, shall eliminate or reduce the protection afforded by the Provision with respect to any matter which occurred, or any cause of action, suit or claim which, but for the Provision would have accrued or arisen, prior to such amendment, repeal or adoption.

        While the TRICON Articles provide Directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, the Articles will have no effect on the availability of equitable remedies such as an injunction or recission based on a Director's breach of his or her duty of care.

        The TRICON Articles provide that the Company shall, to the fullest extent from time to time permitted by law, indemnify its Directors and officers against all liabilities and expenses in any suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of the Company, including all appeals therefrom, arising out of their status as such or their activities in any of the foregoing capacities, unless the activities of the person to be indemnified were at the time taken known or believed by him to be clearly in conflict with the best interests of the Company. The Company shall likewise and to the same extent indemnify any person who, at the request of the Company, is or was serving as a Director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan. The right to be indemnified shall include, without limitation, the right of a Director or officer to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified. A person entitled to indemnification shall also be paid reasonable costs, expenses and attorneys' fees (including expenses) in connection with the enforcement of rights to the indemnification granted. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled and shall not be limited by the provisions of the North Carolina Business Corporation Act or any successor statute. The Board of Directors may take such action as it deems necessary or desirable to carry out the foregoing indemnification provisions, including adopting procedures for determining and enforcing the rights guaranteed thereby, and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law. Neither the amendment or repeal of the foregoing indemnification provisions, nor the adoption of any provision of the TRICON Articles inconsistent with the foregoing indemnification provisions, shall eliminate or reduce any rights to indemnification afforded by the foregoing indemnification provisions to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.

                  1998 ANNUAL MEETING AND SHAREHOLDER PROPOSALS

        TRICON's first annual shareholders meeting is expected to be held at its principal office in _________________ in __________________ 1998. If a shareholder wishes to have a proposal considered at the 1998 meeting and included in the Proxy Statement for that meeting, the proposal must be received by TRICON in writing on or before ______________, 1998.

                              AVAILABLE INFORMATION

          When this Form 10 becomes effective, TRICON will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy . Copies of the Form 10, including the exhibits thereto, and the reports, proxy statements and other information filed by TRICON with the SEC can then be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street N.W., Room 1024, Washington D.C. 20549 and at the SEC's Regional Offices: 7 World Trade Center, 13th floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street N.W, Room 1024, Washington D.C. 20549. Copies may also be obtained from the SEC's Web Site (http://www.sec.gov). Following the listing of TRICON Common Stock on the NYSE, TRICON will be required to file with that exchange copies of such reports, proxy statements and other information which then can be inspected at the offices of such exchange at 20 Broad Street, New York, NY 10005.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Management's Discussion and Analysis
For Fiscal Years Ended December 28 1996, December 30, 1995
 and December 31, 1994

The following Management's Discussion and Analysis should be read in conjunction with the audited Combined Financial Statements on pages F-2 - F-
23 and the Cautionary Statements on pages 59-60. The audited Combined Financial Statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of TRICON in the future or had it operated as a separate, independent company during the periods presented. The audited Combined Financial Statements included herein do not reflect any changes that may occur in the financing and operations of TRICON as a result of the Distribution.
     Management's Discussion and Analysis is presented in four sections.
The first section analyzes the combined results of operations and provides a perspective on operations outside of the United States (pages 46-52). The second and third sections address TRICON's combined cash flows (pages 52-54) and financial condition (page 54), respectively. The final section summarizes TRICON's use of derivatives (pages 54-55).


Results of Operations

The table in Note 3 on page F-11 summarizes significant items impacting comparability.

Revenues declined $18 million in 1996. Company-operated restaurants revenues decreased $75 million or 1%. The decrease was driven by volume declines, partially due to a difficult comparison with the second quarter 1995 introduction of Stuffed Crust pizza in the U.S., and the net unfavorable impact of fewer Company-operated units. These declines were partially offset by higher effective net pricing and the consolidation of California Pizza Kitchen at the end of the second quarter of 1996 (see Note 16 on page F-19). The $57 million or 13% increase in franchise and license fees primarily reflected new franchise and license units, including the continuing effects of restaurant refranchisings.
     In 1996, same store sales for Company-operated units increased 6% at KFC U.S. due primarily to the impact of new products such as Tender Roast Chicken, Colonel's Crispy Strips and Chunky Chicken Pot Pies. Same store sales for Company-operated units decreased 4% and 2% at Pizza Hut U.S. and Taco Bell U.S., respectively, reflecting fewer customer transaction counts.
     Revenues increased $685 million or 7% in 1995. The fifty-third week in 1994 (see Note 3 on page F-11) reduced the 1995 revenue growth rate by approximately 2 points. Company-operated restaurants revenues grew $643 million or 7%. The growth reflected net additional Company-operated units and higher effective net pricing, partially offset by a decline in volume. Franchise and license fees increased $42 million or 11%, primarily driven by new franchise and license units.

     In 1995, same store sales for Company-operated units increased 4% and 7% at Pizza Hut U.S. and KFC U.S., respectively, driven by new product offerings. Same store sales for Company-operated units declined 4% at Taco Bell U.S. due to fewer customer transaction counts. Same store sales growth has been adjusted to exclude the impact of the fifty-third week in 1994 (see Note 3 on page F-11).

Company-Operated Restaurant Margins and Profit


                                 1996           1995           1994
Revenues from company-
 operated restaurants           100.0%         100.0%         100.0%
Food and paper                   33.0%          33.1%          32.8%
Payroll and employee benefits    28.7%          28.4%          28.8%
Occupancy and other operating
 expenses                        27.8%          27.6%          27.4%
Margins                          10.5%          10.9%          11.0%
Profit                         $1,019         $1,074         $1,012

______________________________________________________________________________

In 1996, Company-operated restaurant margins declined .4 points primarily reflecting the deleveraging effect of reduced revenues due to decreased customer transaction counts in Pizza Hut U.S. and Taco Bell U.S. The margin decline was moderated by the fact that higher effective net pricing exceeded increases in the costs of labor, food (led by cheese) and occupancy and other operating expenses. The increased labor costs reflected increases in wage rates and benefits as well as increased staffing due to TRICON's customer service improvement initiatives. Increased occupancy and other operating expenses included higher refurbishment expenses at Pizza Hut U.S.
     Company-operated restaurant margins declined .1 point in 1995. The deleveraging effect of reduced revenues at Taco Bell U.S. due to decreased customer transaction counts coupled with increased occupancy and other operating expenses, were substantially offset by reduced food costs (led by beef), labor efficiencies resulting from reduced restaurant management staffing and higher effective pricing.


General, administrative and other expenses (G&A) comprises general and administrative expenses, other income and expense and equity income or loss from investments in unconsolidated affiliates. The $75 million or 9% growth in G&A in 1996 reflected increased spending, led by multiple U.S.
initiatives to improve customer service and to support international growth. Customer service initiatives included expanding the number and training of personnel supervising the restaurant managers, as well as project spending against market-related programs. These increased expenses were offset by equity income in 1996 compared to losses in 1995, due in part to the absence of CPK's losses as a result of its consolidation in 1996 (see Note 16 on page F-19). In 1995, G&A grew $42 million or 5% primarily reflecting a $17 million charge in 1995 to move Pizza Hut's headquarters from Wichita to Dallas, spending to support U.S. field operations and international development. Included in G&A is an allocated amount reflecting TRICON's share of overhead costs related to PepsiCo's shared administrative expenses of $53 million, $52 million and $50 million in 1996, 1995 and 1994, respectively. The amounts allocated to TRICON were based on the ratio of TRICON's revenues to PepsiCo's revenues. They are not necessarily indicative of the expenses that TRICON would have incurred for these services had it been a separate, independent company.

Net facility actions

($ in millions)                   1996            1995           1994
                               Pre-  After-   Pre-  After-   Pre-   After-
                               Tax    Tax     Tax    Tax     Tax     Tax

Refranchising gains          $(139)   $(86)  $(93)  $(55)   $ -     $-
Store closure costs             40      25     38     26     10      6
SFAS 121 impairment charges     62      40    457    324      -      -
Net (gains)/losses            $(37)   $(21)  $402   $295    $10     $6
______________________________________________________________________________

Net facility actions result from TRICON executing its initiatives to refranchise units and close underperforming units, and its impairment evaluations for restaurants to be used in the business under SFAS 121. See
Note 3 on page F-11.

Unusual disposal charges of $246 million ($189 million after-tax) in 1996 were associated with the decision to dispose of TRICON's non-core U.S. restaurant businesses. See Note 3 on page F-11.


Reported operating profit increased $120 million in 1996. Ongoing operating profit, which was adjusted to exclude the unusual disposal charges in 1996 and the initial impact of adopting SFAS 121 in 1995 (see
Note 3 on page F-11), decreased $91 million or 13%. The decline reflected the increased G&A expenses and reduced profits from Company-operated restaurants, partially offset by increased profits from franchise and license fees.
     Reported operating profit decreased $330 million in 1995. Ongoing operating profit, which was adjusted to exclude the initial impact of adopting SFAS 121 in 1995 (see Note 3 on page F-11), grew $127 or 22%. The fifty-third week in 1994 (see Note 3 on page F-11) reduced the ongoing operating profit growth rate by approximately 5 points. The increase was due to net refranchising gains in 1995, compared to store closure costs in 1994, higher profits from Company-operated restaurants and increased franchise and license fees. These improvements were partially offset by increased G&A expenses.

Interest Expense, net

                                                            % Growth Rates
($ in millions)                1996      1995      1994     1996      1995

PepsiCo allocation            $(275)    $(316)    $(300)     (13)       5
External debt                   (35)      (52)      (49)     (33)       6
Interest expense               (310)     (368)     (349)     (16)       5
Interest income                  10        13         8      (23)      63
  Interest expense, net       $(300)    $(355)    $(341)     (15)       4
_______________________________________________________________________________

TRICON's operations have been financed through its operating cash flows, refranchising of restaurants and investments by or advances from PepsiCo. TRICON's interest expense includes an allocation of PepsiCo's interest expense (PepsiCo's weighted average interest rate applied to the average balance of investments by and advances from PepsiCo to TRICON) and interest expense on its external debt. TRICON's external debt is primarily limited to capital lease obligations associated with real estate and, to a much lesser extent, assumed debt of acquired businesses and international third-party debt. TRICON is expected to have a capital structure different from the capital structure in the Combined Financial Statements and accordingly, interest expense is not necessarily indicative of the interest expense that TRICON would have incurred as a separate, independent company or will incur in future periods.
     Interest expense, net declined 15% in 1996 primarily reflecting a lower average balance of net investments by and advances from PepsiCo to TRICON, coupled with PepsiCo having a lower weighted average interest rate. Interest expense, net in 1995 increased 4%, reflecting an increase in PepsiCo's weighted average interest rate, coupled with a higher average balance of investments by and advances from PepsiCo to TRICON.

Income Taxes

($ in millions)                  1996         1995           1994

Reported
  Income Taxes                 $  125         $  29          $122
  Effective Tax Rate            173.6%        (28.2%)        50.6%

Ongoing*
  Income Taxes                 $  182         $ 162          $122
  Effective Tax Rate             57.2%         45.8%         50.6%

*  Adjusted to exclude the effects of the unusual disposal charges in 1996 and the initial impact of adopting SFAS 121 in 1995 (See Note 3 on page
   F-11).
_______________________________________________________________________________

The 1996, 1995 and 1994 reported effective tax rates were 173.6%, (28.2%) and 50.6%, respectively. The following reconciles the U.S. Federal statutory tax rate to TRICON's ongoing effective rate:

                                     1996     1995     1994

U.S. Federal statutory tax rate      35.0%    35.0%    35.0%
State income tax, net of Federal
 tax benefit....................      2.2%     2.1%     4.9%
Foreign and U.S. tax effects
 attributable to foreign
  operations                         17.0%     7.1%    11.3%
Other, net                            3.0%     1.6%    (0.6)%
Ongoing effective tax rate           57.2%    45.8%    50.6%

The 1996 ongoing effective tax rate increased 11.4 points to 57.2% while the 1995 ongoing effective tax rate declined 4.8 points to 45.8%. The effective tax rate attributable to foreign operations varied from year-to-year but in each year was higher than the U.S. federal tax statutory rate. This was primarily due to foreign tax rate differentials, including foreign withholding tax paid without benefit of the related foreign tax credit for U.S. income tax purposes, and losses of foreign operations for which no tax benefit could be currently recognized.
     The increase in the 1996 ongoing effective tax rate related to an increase in tax effects attributable to foreign operations, due in part to adjustments related to prior tax years, and the establishment of a valuation allowance as a result of a change in judgment as to the realizability of certain foreign deferred tax assets.
     The decrease in the 1995 ongoing effective tax rate principally reflected a reduction in tax effects attributable to foreign operations and reduced state income taxes.
     Income tax expense was calculated as if TRICON filed separate income tax returns. As PepsiCo manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, TRICON's effective tax rate in the future could vary from its historical effective tax rates. TRICON's future effective tax rate will largely depend on its structure and tax strategies as a separate, independent company.

(Loss)/Income Before Cumulative Effect of Accounting Changes

($ in millions)                                   % Growth Rates
                      1996      1995      1994    1996      1995

Reported              $(53)    $(132)     $119    (60)        NM
Ongoing*              $136     $ 192      $119    (29)        61

NM - Not meaningful.

*  Adjusted to exclude the unusual disposal charges in 1996 and the initial impact of adopting SFAS 121 in 1995 (see Note 3 on page F-11).
_______________________________________________________________________________



International Operations

                                                  % Growth Rates
($ in millions)        1996      1995      1994   1996      1995

Revenues             $2,308    $2,087    $1,794     11        16
Operating Profit*
 Reported            $  144    $  (26)   $   79     NM        NM
 Ongoing**           $  144    $  111    $   79     30        41

NM - Not meaningful.
*  Includes equity income/(loss) but excludes foreign exchange gains/(losses).
** Adjusted to exclude the initial impact of adopting SFAS 121 in 1995
   (see Note 3 on page F-11).
_______________________________________________________________________________

In 1996, TRICON's international business represented about 20% of its revenues and its ongoing operating profits. As currency exchange rates change, translation of the income statements of TRICON's international operations into U.S. dollars could affect year-over-year comparability of operating results. Material translation effects are identified in Management's Analysis.

International Operations Review

1996 vs. 1995

Revenues increased $221 million driven by the favorable impact of net additional Company-operated units, higher effective net pricing and increased volumes.
     Reported operating profit increased $170 million. Ongoing operating profit increased $33 million reflecting increased franchise and license fees due to new unit activity, net additional Company-operated units, increased volumes and profits from net facility actions compared to losses in 1995 (see below). These benefits were partially offset by increased administrative costs for systems initiatives and standardization of operational processes to support growth.

                           Net Facility Actions
                              1996      1995

Refranchising gains           $(5)      $(4)
Store closure costs            (5)       12
Recurring SFAS 121
 impairment charges             8         -
Net (gains)/losses            $(2)      $ 8


1995 vs. 1994

Revenues increased $293 million or 16%.  The fifty-third week in 1994 (see
Note 3 on page F-11) reduced the 1995 revenue growth rate by approximately 2 points. The revenue increase primarily reflected additional Company-operated units.
         Reported operating profit decreased $105 million. Ongoing operating profit increased $32 million or 41%. The fifty-third week in 1994 (see Note 3 on page F-11) reduced the ongoing operating profit growth rate by approximately 7 points. The increased ongoing operating profit reflected additional Company-operated units, increased franchise and license fees primarily from net new units and a net favorable currency translation impact. These gains were partially offset by increased administrative expenses and $8 million of net facility losses in 1995. A reduction in volume was substantially offset by higher prices, which exceeded increased costs.

Combined Cash Flows

Cash flow from operations, refranchising of restaurants and investments by or advances from PepsiCo have financed TRICON's capital investments and acquisitions. Under PepsiCo's centralized cash management system, PepsiCo deposits to TRICON's bank accounts sufficient cash to meet TRICON's daily obligations and withdraws excess funds from those accounts. These transactions are included in investments by and advances from PepsiCo in the Combined Balance Sheet.
     The debt levels reflected in the audited Combined Financial Statements are not indicative of the debt levels of TRICON as a separate, independent entity. As an independent company, TRICON expects to obtain initial debt funding of approximately $x billion. TRICON expects to use $x billion of the debt proceeds to settle certain amounts due to PepsiCo from TRICON and to declare and pay a dividend to PepsiCo just prior to the Distribution.
     Combined cash flow activity in 1996 reflected cash flows from operating activities of $713 million which, coupled with cash inflows from refranchising of restaurants of $355 million, funded capital spending of $620 million and reduced investments by and advances from PepsiCo by $285 million and third-party debt by $137 million.
     Net cash provided by operating activities decreased $100 million or 12% to $713 million in 1996. The decrease was due to reduced income before noncash charges and credits of $76 million and lower working capital cash inflows of $24 million.

The decline in working capital cash inflows was primarily due to an unfavorable swing in income taxes payable partially offset by faster growth in accounts payable and other current liabilities and a favorable swing in inventories. The change in accounts payable and other current liabilities was primarily due to timing of payments.
     Net cash provided by operating activities in 1995 declined $81 million or 9% versus 1994 to $813 million. The decline primarily reflected lower working capital cash inflows in 1995 of $113 million partially offset by increased income before noncash charges and credits of $32 million. The decline in working capital cash inflows was primarily due to a slower rate of growth in accounts payable and other current liabilities in 1995 partially offset by a favorable swing in income taxes payable. The change in accounts payable and other current liabilities primarily reflected timing of payments and a reduced level of purchases.
     Net cash used for investing activities decreased $348 million or 58% to $249 million in 1996 and $667 million or 53% to $597 million in 1995.
The 1996 decline was principally due to increased proceeds from refranchising of restaurants, coupled with reduced capital spending and the absence of acquisitions. The 1995 decline was primarily due to reduced capital spending and acquisitions, proceeds from 1995 refranchisings and reduced loans to unconsolidated affiliates, which are classified in other, net.
     The decreased capital spending of $81 million in 1996 and $337 million in 1995 primarily reflected a slow down of new unit development by TRICON as part of its initiative to reduce its percentage ownership of total system units. Capital spending outside of the U.S. represented 26% of total capital spending in 1996 and 1995 and 32% in 1994.
     Net cash used for financing activities almost doubled in 1996 to $422 million primarily reflecting debt payments in 1996 compared to proceeds in 1995 and a greater decline in investments by and advances from PepsiCo.

Net cash used for financing activities of $218 million in 1995 compared to a cash inflow of $388 million in 1994. This change was primarily due to a swing in investments by and advances from PepsiCo.


     Free cash flow is the key internal measure used to evaluate cash flow performance.

($ in millions)          1996       1995        1994

Net cash provided by
  operating activities   $713      $ 813     $   894
Investing activities
  Capital spending       (620)      (701)     (1,038)
  Refranchising of
   restaurants            355        165           -
  Sales of property,
   plant & equipment       45         43          21
  Other, net              (29)       (38)       (134)
                         $464      $ 282     $  (257)

     In 1996, free cash flow increased $182 million or 65% to $464 million. The increase reflected the higher proceeds from refranchising of restaurants and lower capital spending, partially offset by reduced cash flow from operating activities. In 1995, the favorable free cash flow swing of $539 million was due primarily to lower capital spending, 1995 refranchising of restaurants and the reduced loans to unconsolidated affiliates, which are classified in other, net. These cash inflows were partially offset by reduced cash flow from operating activities.
Combined Financial Condition


Assets at year-end 1996 decreased $388 million or 6% to $6.5 billion. The decline reflected the impact of the unusual disposal charges of $246 million (see Note 3 on page F-11). The increase in prepaid expenses, deferred income taxes and other current assets principally reflected a reclassification of the reduced carrying amount (which reflects estimated fair market value) of the non-core U.S. restaurant assets which are held for disposal and a related increase in current deferred income tax assets.
     TRICON's negative operating working capital position, which reflects the cash sales nature of TRICON's operations, effectively provides additional capital for investment. Operating working capital, which excludes short-term investments and short-term borrowings, was a negative
$445 million and negative $831 million at year-end 1996 and 1995, respectively. The $386 million decrease in negative working capital in 1996 primarily reflected the reclassification of the non-core U.S.
restaurant assets held for disposal to other current assets and the increase in current deferred income taxes.



Derivative Instruments

TRICON's policy prohibits the use of derivative instruments for trading purposes and TRICON has procedures in place to monitor and control their use.
     TRICON's use of derivative instruments is currently limited to commodity futures contracts traded on national exchanges, which are entered into with the objective of reducing food costs. While such hedging activity has historically been limited, hedging activity could increase in the future if TRICON believes it would result in lower total costs. Open contracts and deferred gains and losses at year-end
1996 and 1995, as well as gains and losses recognized as part of cost of sales in 1996, 1995 and 1994, were not significant.


Management's Discussion and Analysis
For the Twelve Weeks Ended March 22, 1997 and March 23, 1996

The following Management's Discussion and Analysis should be read in conjunction with the unaudited Condensed Combined Financial Statements on pages F-24 - F-28 and the Cautionary Statements on pages 59-60.

Results of Operations



Revenues decreased $36 million or 2% in 1997. Company-operated restaurants revenue decreased $48 million or 2%. The decrease was driven by fewer Company-operated units as a result of TRICON's initiatives to refranchise units and close underperforming units. This decrease was partially offset by an increase in the non-core restaurant businesses, primarily as a result of the consolidation of CPK at the end of the second quarter of 1996. Combined same store sales were not a factor in the total sales decline as customer transaction count declines, primarily due to a difficult comparison with the first quarter 1996 introduction of Triple Decker Pizza, were offset by higher effective net pricing. The $12 million or 12% increase in franchise and license fees reflected new franchise and license units, including the continuing effects of refranchising.
     Same store sales for Company-operated units increased 4% at Taco Bell reflecting the very successful Star Wars promotion, mix shifts into higher-priced products such as Border Select Combos and Fajita Wraps and higher pricing taken in late 1996. Same store sales for Company-operated units at KFC also increased 4% due to the favorable impact of core products. Same store sales for Company-operated units at Pizza Hut decreased 8% reflecting fewer customer transaction counts.


Company-Operated Restaurant Margins and Profit

                                   12 Weeks Ended
                              3/22/97        3/23/96
Revenues from company -
 operated restaurants           100.0%        100.0%
Food and paper                   32.2%         32.9%
Payroll and employee benefits    29.8%         29.2%
Occupancy and other operating
 expenses                        27.0%         27.8%
Margins                          11.0%         10.1%
Profit                           $234          $219
_______________________________________________________________________________

Company-operated restaurant margins increased .9 points primarily due to higher effective pricing exceeding increased labor costs, partially offset by the deleveraging effect of reduced transaction counts. Labor costs increased due to national customer service improvement initiatives and increased wage rates and benefits.



General, administrative and other expenses (G&A) grew $3 million or 2%.
G&A comprises general and administrative expenses, other income and expense and equity income or loss from investments in unconsolidated affiliates. Included in G&A is an allocated amount reflecting TRICON's share of overhead costs related to PepsiCo's shared administrative expenses of $12 million and $10 million in 1997 and 1996, respectively. The amounts allocated to TRICON were based on the ratio of TRICON's revenues to PepsiCo's revenues. They are not necessarily indicative of the expenses that TRICON would have incurred had it been a separate, independent company.


Net facility actions

                                     12 Weeks Ended
 ($ in millions)                 3/22/97        3/23/96
                               Pre-  After-   Pre-  After-
                               Tax    Tax     Tax    Tax

Refranchising gains           $(16)   $(10)  $(46) $(28)
Store closure costs              4       3      -     -
SFAS 121 impairment charges      -       -      -     -
Net gains                     $(12)   $ (7)  $(46) $(28)
___________________________________________________________________________



Unusual disposal charges of $26 million ($17 million after-tax) in 1996 reflected the decision to dispose of the operating assets of HNN.


Reported operating profit increased $16 million or 11%. Ongoing operating profit, which was adjusted to exclude the unusual disposal charge in 1996 related to the decision to dispose of the operating assets of HNN, decreased $10 million or 6%. The decline reflected reduced gains from net facility actions partially offset by increased profits from Company-operated restaurants and franchise and license fees.


Interest Expense, net

                                    12 Weeks Ended
                                                    %
($ in millions)               3/22/97   3/23/96   Change

PepsiCo allocation               $(60)     $(67)   (10)
External debt                      (8)       (9)   (11)
Interest expense                 $(68)     $(76)   (11)
Interest income                     2         2      -
 Interest expense, net           $(66)     $(74)   (11)
_______________________________________________________________________________

TRICON's operations have been financed through its operating cash flows, refranchising of restaurants and investments by or advances from PepsiCo. TRICON's interest expense includes an allocation of PepsiCo's interest expense (PepsiCo's weighted average interest rate applied to the average balance of investments by and advances from PepsiCo to TRICON) and interest expense on its external debt. TRICON's external debt is primarily limited to capital lease obligations associated with real estate and, to a much lesser extent, assumed debt of acquired businesses and international third-party debt. TRICON is expected to have a capital structure different from the capital structure in the Condensed Combined Financial Statements and accordingly, the interest expense is not necessarily indicative of the interest expense that TRICON would have incurred as a separate, independent company or will incur in future periods. Interest expense, net declined 11% in 1997 reflecting a lower average balance of net investments by and advances from PepsiCo to TRICON.

Income Taxes
The 1997 reported effective tax rate of 45.8% increased 1.4 points and 1.9 points from the 1996 reported and ongoing effective tax rates of 44.4% and 43.9%, respectively. The 1996 ongoing effective tax rate was adjusted to exclude the effect of the unusual disposal charge related to the decision to dispose of the operating assets of HNN. The 1.9 point increase primarily reflected a higher foreign effective rate and other individually immaterial items.
     Income tax expense was calculated as if TRICON filed separate income tax returns. As PepsiCo manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, TRICON's effective tax rate in the future could vary from its historical effective tax rates. TRICON's future effective tax rate will largely depend on its structure and tax strategies as a separate, independent company.


Net Income

                                    12 Weeks Ended
                                                     %
($ in millions)               3/22/97   3/23/96   Change

Reported                          $52       $40     30
Ongoing*                          $52       $57     (9)

* Adjusted to exclude the effect of the unusual disposal charge in 1996 related to the decision to dispose of the operating assets of HNN.
_______________________________________________________________________________

International Operations

                                    12 Weeks Ended
                                                     %
($ in millions)               3/22/97   3/23/96   Change

Revenues                         $514      $497      3
Operating profit*                $ 43      $ 34     26

* Includes equity income/(loss) but excludes foreign exchange gains/
  (losses).
___________________________________________________________________________
Revenues increased $17 million in 1997 driven by higher effective net pricing, additional Company-operated units and increased franchise and license fees primarily due to net new unit activity. Sales growth was hampered by the effect of one less accounting period in 1997 (to facilitate the quarterly closing process) for Canada and Korea.

     Operating profit increased $9 million reflecting increased franchise and license fees and additional Company-operated units. The positive impact of higher effective net pricing was offset by higher store operating costs, led by labor, and losses from net facility actions compared to profits last year.

                                    Net Facility Actions

                                        12 Weeks Ended
($ in millions)                     3/22/97      3/23/96

Refranchising gains                   $  -          $ (2)
Store closure costs                      1            (2)
Net losses/(gains)                    $  1          $ (4)

Combined Cash Flows

     Cash flow from operations, refranchising of restaurants and investments by or advances from PepsiCo have financed TRICON's capital investments and acquisitions. Under PepsiCo's centralized cash management system, PepsiCo deposits to TRICON's bank accounts sufficient cash to meet TRICON's daily obligations and withdraws excess funds from those accounts. These transactions are included in investments by and advances from PepsiCo in the Condensed Combined Balance Sheet.
     The debt levels prior to the Distribution are not indicative of the debt levels of TRICON as a separate, independent company. As an independent company, TRICON expects to obtain initial debt funding of approximately $ x billion. TRICON expects to use $x billion of the debt proceeds to settle certain amounts due to PepsiCo from TRICON and to declare and pay a dividend to PepsiCo just prior to the Distribution.
     Combined cash flow activity in 1997 primarily reflected a $117 million decrease in investments by and advances from PepsiCo and capital spending of $62 million partially offset by cash inflows from debt proceeds, refranchising of restaurants and operating activities of $60 million, $40 million, and $27 million, respectively.
     Net cash provided by operating activities increased $21 million to $27 million in 1997. The increase was primarily due to reduced working capital cash outflows of $29 million. A favorable swing in income taxes payable was partially offset by faster growth in prepaid expenses, deferred income taxes and other current assets, reflecting a 1997 premium deposit for U.S. casualty insurance. A comparable premium deposit was not made in 1996 because TRICON was largely self-insured.
     Net cash provided by investing activities of $10 million in 1997 compares to cash outflows of $13 million in 1996. A favorable swing in other net, which primarily reflected net proceeds from short-term investments compared to investments made in 1996, reduced capital spending and increased proceeds from sales of property plant and equipment were partially offset by reduced proceeds from refranchising of restaurants.
     Net cash used for financing activities increased $51 million to $57 million in 1997. This reflected a decrease in investments by and advances from PepsiCo, partially offset by debt proceeds in 1997.
     Free cash flow is the key internal measure used to evaluate cash flow performance.

($ in millions)                        1997       1996
Net cash provided by
 operating activities                 $  27       $  6
Investing activities
 Capital spending                       (62)       (89)
 Refranchising of restaurants            40        101
 Sales of property, plant
   and equipment                         15          4
 Other, net                              17        (29)
                                      $  37       $ (7)

     The $44 million favorable swing in free cash flow primarily reflected the swing in other, net described above, reduced capital spending, increased cash from operating activities and increased proceeds from sales of property, plant and equipment. These cash inflows were partially offset by reduced proceeds from refranchising of restaurants.

Combined Financial Condition

TRICON's negative operating working capital position, which reflects the cash sales nature of TRICON's restaurant operations, effectively provides additional capital for investment. Operating working capital, which excludes short-term investments and short-term borrowings, was a negative $338 million and $445 million for 1997 and 1996, respectively. Increased prepaid expenses, deferred income taxes and other current assets was primarily due to the premium deposit for U.S. casualty insurance, partially offset by lower accounts payable and other current liabilities in 1997.

Cautionary Statements

From time to time, in both written reports and oral statements, PepsiCo and TRICON may discuss expectations regarding its future performance. These "forward-looking statements" are based on currently available competitive, financial and economic data and TRICON's operating plans. They are also inherently uncertain and investors must recognize that events could turn out to be significantly different than what was expected. In addition, as discussed in Management's Discussion and Analysis:

- The impairment charge recorded to reduce the investment in the non-core U.S. restaurant businesses to estimated fair market value assumed certain sales prices, based primarily on the opinion of investment bankers retained to assist TRICON in the selling activity, less estimated costs to sell. The assumed prices could vary significantly from the final sales prices.

- TRICON has never operated as a separate, independent entity and as a result, future performance will be impacted significantly by actions of a newly-formed management team and the implementation of its strategic objectives.

                                    GLOSSARY


     CONCEPTS - TRICON's restaurant concepts, including the franchise business and company-operated restaurants of KFC, Pizza Hut and Taco Bell and the U.S. non-core restaurant brands of Chevys, California Pizza Kitchen, D'Angelo Sandwich Shops, East Side Mario's and Hot'n Now.

     CONTINUING FRANCHISE AND LICENSE FEES - Fees paid to franchisor/licensor by franchisee/licensee based upon a percentage of the franchisee/licensee's sales.

     CORE RESTAURANT BUSINESSES - TRICON's worldwide KFC, Pizza Hut and Taco Bell businesses.

     EFFECTIVE NET PRICING - The change in sales or operating profit due to price increases/decreases and the effect of product and country mix. It is not generally practicable to separate price changes from the effect of mix.

     EQUITY INCOME/(LOSS) - TRICON's share of earnings or losses from its unconsolidated affiliates.

     INITIAL FRANCHISE/LICENSE FEE - One time fee paid to franchisor/licensor by franchisee/licensee upon opening of the unit.

     LICENSING - Similar to a franchise arrangement except that the contractual period is shorter, rights are not as broad, it may not require an initial fee and the continuing fees are at a higher rate. Licensing is used for non-traditional points of distribution, e.g., airports, schools, gas and convenience stores hotels and stadiums. In general, licensing arrangements do not require payment of a marketing fee to the national marketing fund.

     NET FACILITY ACTIONS - The net gain/(loss) from refranchising gains, store closure costs and SFAS 121 impairment charges for restaurants to be used in the businesses.

     NET REFRANCHISING GAINS/(LOSSES) - Gains/losses from refranchisings net of store closure costs.

     NON-CORE RESTAURANT BUSINESSES - California Pizza Kitchen, Chevys, D'Angelo Sandwich Shops, East Side Mario's and Hot'n Now concepts in the U.S. which were or are expected to be sold prior to the Distribution Date.

     POINTS OF DISTRIBUTION - Traditional restaurant facilities, including dine-in, delivery and take-out, and non-traditional sites such as airports, gas and convenience stores and schools.

     REFRANCHISING GAINS - Gains arising from the sale of Company-operated restaurants to franchisees.

     RESTAURANTS, UNITS, STORES - Terms are interchangeable.

     SAME STORE SALES - The average sales per store calculated using Company-operated stores that have been open for the past twelve months.

     STORE CLOSURE COSTS - The cost of writing-down the carrying amount of a Company-operated restaurant's assets to estimated fair market value less costs of disposal, and the net present value of any remaining operating lease payments after the estimated closure dates net of estimated sub-lease income.

     SYSTEM-WIDE SALES - The combined sales of company-operated, joint ventured, franchised and licensed units.

     VOLUME - Measured by the year-over-year change in customer transaction counts of Company-operated units.

                             INDEX TO DEFINED TERMS


2n1s...............................................................9
ADA...............................................................23
Adjusted PepsiCo Stock Option.....................................41
Affiliates........................................................43
AmeriServe........................................................19
Code..............................................................31
Common Stock.......................................................1
Company............................................................1
Compensation Committee............................................39
Distribution.......................................................1
Distribution Agent................................................29
Distribution Date..................................................1
Employee Programs Agreement.......................................30
EPS...............................................................42
NYSE...............................................................1
PepsiCo............................................................1
PepsiCo LTIP......................................................40
PepsiCo SharePower................................................40
PepsiCo SOIP......................................................40
PepsiCo Stock Conversion Ratio....................................41
Per Share Post-Split PepsiCo Stock Price..........................41
Per Share Pre-Split PepsiCo Stock Price...........................41
Per Share TRICON Stock Price......................................41
Provision.........................................................44
PSUs..............................................................40
QSR................................................................8
R&D...............................................................18
Record Date.......................................................29
Refranchising.....................................................11
RGM...............................................................11
SEC...............................................................45
Securities Act....................................................43
Separation Agreement..............................................30
Tax Separation Agreement..........................................30
TRICON.............................................................1
TRICON Articles...................................................42
TRICON Incentive Plan.............................................40
TRICON International...............................................9
TRICON LTIP.......................................................39
TRICON Stock Conversion Ratio.....................................41
TS&C Agreement....................................................31
When issued.......................................................43

                                  EXHIBIT INDEX



Exhibit
No.                                   Description                     Page No.

2.01*           Separation Agreement..................................
3.01*           Articles of Incorporation.............................
3.02*           Bylaws................................................
10.01*          Tax Separation Agreement..............................
10.02*          Employee Programs Agreement...........................
10.03*          Telecommunications, Software and Computing
                Services Agreement....................................
10.04*          TRICON Long-Term Incentive Plan.......................
10.05*          TRICON Executive Incentive Compensation Plan..........
10.06*          Employment Agreement between TRICON Global Restaurants,
                Inc. and Andrall E. Pearson...........................
10.07*          Agreement between KFC and the Pepsi - Cola
                Company...............................................
10.08*          Agreement between Pizza Hut and the Pepsi - Cola Company
10.09*          Agreement between Taco Bell and the Pepsi - Cola Company
10.10*          Sales and Distribution Agreement between PFS,
                Pizza Hut, Taco Bell and KFC..........................
21.01*          Active Subsidiaries...................................
27.1            Financial Data Schedule For Year-End 1996.............
27.2            Financial Data Schedule for First Quarter 1997........

*   To be filed by amendment.

                         INDEX TO FINANCIAL STATEMENTS


                                                               Page
                                                            Reference
COMBINED FINANCIAL STATEMENTS

Report of Independent Auditors                                F-2
Combined Statement of Operations -
  fiscal years ended December 28, 1996
  December 30, 1995 and December 31, 1994                     F-3
Combined Statement of Cash Flows -
  fiscal years ended December 28, 1996,
  December 30, 1995 and December 31, 1994                     F-4 - F-5
Combined Balance Sheet - December 28, 1996
  and December 30, 1995                                       F-6
Combined Statement of Shareholders' Equity -
  fiscal years ended December 28, 1996,
  December 30, 1995 and December 31, 1994                     F-7
Notes to Combined Financial Statements                        F-8 - F-23


CONDENSED COMBINED FINANCIAL STATEMENTS

Condensed Combined Statement of Operations -
  twelve weeks ended March 22, 1997 and
  March 23, 1996 (unaudited)                                  F-24
Condensed Combined Statement of Cash Flows -
  twelve weeks ended March 22, 1997 and
  March 23, 1996 (unaudited)                                  F-25 - F-26
Condensed Combined Balance Sheet -
  March 22, 1997(unaudited) and December 28, 1996             F-27
Notes to (unaudited) Condensed Combined
  Financial Statements                                        F-28


PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Pro Forma Condensed Combined Statement of Operations -
  fiscal year ended December 28, 1996 (unaudited)             F-29
Pro Forma Condensed Combined Statement of Operations -
  twelve weeks ended March 22, 1997 (unaudited)               F-30
Pro Forma Condensed Combined Balance Sheet -
  March 22, 1997 (unaudited)                                  F-31
Notes to unaudited Pro Forma Condensed Combined
  Financial Statements                                        F-32


All other financial statements and schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the above listed financial statements or the notes thereto.

Report of Independent Auditors

Board of Directors and Shareholders
TRICON Global Restaurants, Inc.

We have audited the accompanying combined balance sheet of TRICON Global Restaurants, Inc. ("TRICON") as of December 28, 1996 and December 30, 1995 and the related combined statements of operations, cash flows and shareholder's equity for each of the years in the three-year period ended December 28, 1996. These combined financial statements are the responsibility of TRICON's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of TRICON as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 28, 1996, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the combined financial statements, TRICON in 1995 adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As discussed in Notes 11 and 13 to the combined financial statements, TRICON in 1994 changed its method for calculating the market-related value of pension plan assets used in the determination of pension expense and adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," respectively.







KPMG Peat Marwick LLP
New York, New York
June 30, 1997

___________________________________________________________________________
Combined Statement of Operations
(in millions)
TRICON Global Restaurants, Inc.
Fiscal years ended December 28, 1996, December 30, 1995
 and December 31, 1994
                                             1996        1995         1994
                                        (52 Weeks)  (52 Weeks)   (53 Weeks)
___________________________________________________________________________
REVENUES
Company-operated restaurants              $ 9,738     $ 9,813      $ 9,170
Franchise and license fees                    494         437          395
                                           10,232      10,250        9,565
Costs and Expenses, net
Company-operated restaurants
 Food and paper                             3,215       3,242        3,009
 Payroll and employee benefits              2,793       2,784        2,642
 Occupancy and other operating
  expenses                                  2,711       2,713        2,507
                                            8,719       8,739        8,158
General, administrative and
 other expenses                               932         857          815
Net facility actions                          (37)        402           10
Unusual disposal charges                      246           -            -
Total costs and expenses                    9,860       9,998        8,983

Operating Profit                              372         252          582

Interest expense, net                         300         355          341

Income/(Loss) Before Income Taxes and
Cumulative Effect of  Accounting
 Changes                                       72        (103)         241

Income Taxes                                  125          29          122

(Loss)/Income Before Cumulative Effect
 of Accounting Changes                        (53)       (132)         119
Cumulative Effect of Accounting Changes
  Postemployment benefits (net of income
   tax benefit of $3)                           -           -           (4)
  Pension assets (net of income tax
   expense of $2)                               -           -            3

Net(Loss)/Income                          $   (53)    $  (132)     $   118
____________________________________________________________________________
See accompanying Notes to Combined Financial Statements.
____________________________________________________________________________

___________________________________________________________________________
Combined Statement of Cash Flows        (page 1 of 2)
(in millions)
TRICON Global Restaurants, Inc.
Fiscal years ended December 28, 1996, December 30, 1995
 and December 31, 1994

                                           1996        1995        1994
                                        (52 Weeks)  (52 Weeks)   (53 Weeks)
___________________________________________________________________________
Cash Flows - Operating Activities
(Loss)/income before cumulative effect
 of accounting changes                  $   (53)    $  (132)      $ 119
Adjustments to reconcile (loss)/income
 before cumulative effect of
 accounting changes to net cash
 provided by operating activities
  Depreciation and amortization             621         671         622
  Impairment charges                         62         457           -
  Noncash portion of unusual
   disposal charges                         235           -           -
  Deferred income taxes                    (150)       (233)        (68)
  Other noncash charges and
    credits, net                            (15)         13          71
  Changes in operating working capital,
   excluding effects of acquisitions
    Accounts and notes receivable           (16)        (12)         (5)
    Inventories                              27         (22)        (12)
    Prepaid expenses, deferred income
     taxes and other current assets         (2)          10         (30)
    Accounts payable and other
     current liabilities                     85          25         228
    Income taxes payable                    (81)         36         (31)
  Net change in operating
   working capital                           13          37         150
Net Cash Provided by Operating
 Activities                                 713         813         894

Cash Flows - Investing Activities
Capital spending                           (620)       (701)     (1,038)
Acquisitions and investments
 in unconsolidated affiliates                 -         (66)       (113)
Refranchising of restaurants                355         165           -
Sales of property, plant
 and equipment                               45          43          21
Other, net                                  (29)        (38)       (134)
Net Cash Used for Investing
 Activities                                (249)       (597)     (1,264)
___________________________________________________________________________
(Continued on following page)

___________________________________________________________________________
Combined Statement of Cash Flows (page 2 of 2)
(in millions)
TRICON Global Restaurants, Inc.
Fiscal years ended December 28, 1996, December 30, 1995
 and December 31, 1994

                                           1996        1995        1994
                                        (52 Weeks)  (52 Weeks) (53 Weeks)
___________________________________________________________________________
Cash Flows - Financing Activities
(Decrease)/increase in investments by
 and advances from PepsiCo                 (285)       (226)       453
Payments of long-term debt                  (57)        (17)       (71)
Short-term borrowings-three months or
 less, net                                  (80)         25          6
Net Cash (Used for)/Provided by
 Financing Activities                      (422)       (218)       388

Effect of Exchange Rate Changes on
 Cash and Cash Equivalents                    1          (2)         1

Net Increase/(Decrease) in Cash
 and Cash Equivalents                        43          (4)        19
Cash and Cash Equivalents
 - Beginning of Year                         94          98         79
Cash and Cash Equivalents
 - End of Year                          $   137     $    94    $    98
___________________________________________________________________________
Supplemental Cash Flow Information
 Cash Flow Data
  Interest paid                         $    34          48         55
  Income taxes paid                     $   325         253        266
Schedule of Noncash Investing and
 Financing Activity
  Liabilities assumed in connection
   with acquisitions                    $    26          17        112
  PepsiCo stock issued in connection
   with acquisitions                    $     -           -         25
___________________________________________________________________________
See accompanying Notes to Combined Financial Statements.
___________________________________________________________________________

___________________________________________________________________________
Combined Balance Sheet
(in millions)
TRICON Global Restaurants, Inc.
December 28, 1996 and December 30, 1995

                                                     1996        1995
___________________________________________________________________________
ASSETS
Current Assets
Cash and cash equivalents                          $  137      $   94
Short-term investments, at cost                        50          11
                                                      187         105
Accounts and notes receivable, less allowance
  $9 in 1996 and $6 in 1995                           125         121
Inventories                                            88         127
Prepaid expenses, deferred income taxes and
 other current assets                                 562         161
     Total Current Assets                             962         514

Property, Plant and Equipment, net                  4,050       4,448
Intangible Assets, net                              1,100       1,386
Investments in Unconsolidated Affiliates              228         382
Other Assets                                          180         178
       Total Assets                                $6,520      $6,908

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable and other current
 liabilities                                       $1,200      $1,099
Income taxes payable                                  157         235
Short-term borrowings                                  59         144
     Total Current Liabilities                      1,416       1,478

Long-term Debt                                        231         260
Other Liabilities                                     434         325
Deferred Income Taxes                                 200         270

Shareholder's Equity
Investments by and advances from PepsiCo            4,266       4,604
Currency translation adjustment                       (27)        (29)
Total Shareholder's Equity                          4,239       4,575
        Total Liabilities and
        Shareholder's Equity                       $6,520      $6,908
__________________________________________________________________________
See accompanying Notes to Combined Financial Statements.
__________________________________________________________________________

Combined Statement of Shareholder's Equity
(in millions)
TRICON Global Restaurants, Inc.
Fiscal years ended December 28, 1996, December 30, 1995
 and December 31, 1994

                                   Investments
                                   by and ad-   Currency
                                   vances from  Translation
                                   PepsiCo      Adjustment   Total

Shareholder's Equity,
 December 25, 1993                   $4,366     $  12       $4,378
 1994 Net income                        118         -          118
 Currency translation adjustment          -        28           28
Net investments by and advances
  from PepsiCo                          478         -          478
Shareholder's Equity,
 December 31, 1994                   $4,962     $  40       $5,002
 1995 Net loss                         (132)        -         (132)
 Currency translation adjustment          -       (69)         (69)
 Net investments by and advances
  from PepsiCo                         (226)        -         (226)
Shareholder's Equity,
 December 30, 1995                   $4,604     $ (29)      $4,575
 1996 Net loss                          (53)        -          (53)
 Currency translation adjustment          -         2            2
 Net investments by and advances
  from PepsiCo                         (285)        -         (285)
Shareholder's Equity,
 December 28, 1996                   $4,266     $ (27)      $4,239


See accompanying Notes to Combined Financial Statements.

Notes to Combined Financial Statements
(tabular dollars in millions)

Note 1 - PepsiCo, Inc.'s Proposed Spin-Off of its Restaurant Businesses



     In 1997, the Board of Directors of PepsiCo, Inc. ("PepsiCo") approved the spin-off of its core restaurant businesses to its shareholders as an independent, publicly-traded company (the "Distribution"). The Distribution is subject to a tax ruling by the Internal Revenue Service that would allow it to be tax-free to shareholders subject to U.S. Federal income taxes, various regulatory approvals, appropriate stock market conditions and approval of a definitive plan by PepsiCo's Board of Directors. TRICON Global Restaurants, Inc. ("TRICON"), the new company, is composed of the worldwide operations of Pizza Hut, Taco Bell and KFC and the U.S. non-core restaurant businesses held for disposal (see Note 3 on page F-11). Immediately following the Distribution, PepsiCo will no longer have a financial investment in TRICON. However, TRICON shares will be owned by PepsiCo's pension trust on behalf of PepsiCo's employees. PepsiCo will remain liable on certain existing contingent liabilities relating to TRICON's businesses which were not able to be released, terminated or replaced prior to the Distribution Date ("unreleased contingent liabilities"). After the Distribution, TRICON will pay a fee to PepsiCo for any unreleased contingent liabilities until they are released or replaced by a qualified letter of credit. TRICON will also fully indemnify PepsiCo for any payments made under the unreleased contingent liabilities.
     TRICON expects to obtain initial debt funding and use substantially all of the proceeds to settle certain amounts due to PepsiCo from TRICON and to declare and pay a dividend to PepsiCo just prior to the Distribution. In addition, TRICON and PepsiCo will enter into several agreements providing for the separation of the companies and governing various relationships between TRICON and PepsiCo, including a Separation Agreement, Tax Separation Agreement, Employee Programs Agreement and Telecommunications, Software and Computing Services Agreement.
     The Combined Financial Statements included herein may not necessarily be indicative of the results of operations, financial position and cash flows of TRICON in the future or had it operated as a separate, independent company during the periods presented. The Combined Financial Statements included herein do not reflect any changes that may occur in the financing and operations of TRICON as a result of the Distribution.

Note 2 - Summary of Significant Accounting Policies

The preparation of the Combined Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Basis of Combination and Preparation. The accompanying Combined Financial Statements of TRICON include the results of operations and assets and liabilities directly related to TRICON's operations. TRICON's intercompany accounts and transactions have been eliminated. Investments in unconsolidated affiliates in which TRICON exercises significant influence but not control are accounted for by the equity method and TRICON's share of the net income or loss of its unconsolidated affiliates is included in general, administrative and other expenses in the Combined Statement of Operations.
     TRICON was allocated $53 million, $52 million and $50 million of overhead costs related to PepsiCo's shared administrative functions in 1996, 1995 and 1994, respectively. The allocation was based on TRICON's revenue as a percent of PepsiCo's total revenue and the allocated costs are included in general, administrative and other expenses in the Combined Statement of Operations. Management believes that such allocation methodology is reasonable. The expenses allocated to TRICON for these services are not necessarily indicative of the expenses that would have been incurred if TRICON had been a separate, independent entity and had otherwise managed these functions. Subsequent to the Distribution, TRICON will be required to manage these functions and will be responsible for the expenses associated with the management of a public corporation.
     TRICON's operations have been financed through its operating cash flows, refranchising of restaurants and investments by and advances from PepsiCo. TRICON's interest expense includes an allocation of PepsiCo's interest expense (PepsiCo's weighted average interest rate applied to the average balance of investments by and advances from PepsiCo to TRICON) and interest expense on its external debt. TRICON's external debt is primarily limited to capital lease obligations associated with real estate and, to a much lesser extent, assumed debt of acquired businesses and international third-party debt. TRICON is expected to have a capital structure different from the capital structure in the Combined Financial Statements and accordingly, interest expense is not necessarily indicative of the interest expense that TRICON would have incurred as a separate, independent company.
     Income tax expense was calculated as if TRICON filed separate income tax returns. As PepsiCo manages its tax position on a consolidated basis, which takes into account the results of all of its businesses, TRICON's effective tax rate in the future could vary from its historical effective tax rates. TRICON's future effective tax rate will largely depend on its structure and tax strategies as a separate, independent company.
     Fiscal Year. TRICON's fiscal year ends on the last Saturday in December and, as a result, a fifty-third week is added every five or six years. The fiscal year ending December 31, 1994 consisted of 53 weeks.
     Direct Marketing Costs. Direct marketing costs are reported in occupancy and other operating expenses in the Combined Statement of Operations and include costs of advertising and other marketing activities. Direct marketing costs are charged to expense ratably in relation to revenues over the year in which incurred. Advertising expenses were $571 million, $570 million and $556 million in 1996, 1995 and 1994, respectively.
     Research and Development Expenses. Research and development expenses, which are expensed as incurred, were $20 million, $17 million and $22 million in 1996, 1995 and 1994, respectively.
     Stock-Based Employee Compensation. TRICON measures stock-based employee compensation cost in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, compensation cost for PepsiCo stock option grants to TRICON employees is measured as the excess of the quoted market price of PepsiCo's capital stock at the grant date over the amount the employee must pay for the stock. PepsiCo's policy is to grant stock options at fair market value at the date of grant.

     Derivative Instruments. Gains and losses on futures contracts that are designated and are effective as hedges of future commodity purchases are deferred and included in the cost of the related raw materials when purchased. Changes in the value of futures contracts that TRICON uses to hedge commodity purchases are highly correlated to the changes in the value of the purchased commodity. If the degree of correlation between the futures contracts and the purchase contracts were to diminish such that the two were no longer considered highly correlated, subsequent changes in the value of the futures contracts would be recognized in income.
     Cash Equivalents. Cash equivalents represent funds temporarily invested (with original maturities not exceeding three months) as part of managing day-to-day operating cash receipts and disbursements.
     Inventories. Inventories are valued at the lower of cost (computed on the first-in, first-out method) or net realizable value.
     Property, Plant and Equipment. Property, plant and equipment (PP&E) are stated at cost, except for PP&E that have been impaired, for which the carrying amount is reduced to estimated fair market value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense was $521 million, $555 million, and $519 million in 1996, 1995 and 1994, respectively.
     Intangible Assets. Intangible assets are amortized on a straight-line basis over appropriate periods, generally ranging from 10 to 40 years. Amortization expense was $95 million, $109 million and $103 million in 1996, 1995 and 1994, respectively.
     Recoverability of Long-Lived Assets to be Held and Used in the Business. TRICON reviews its long-lived assets related to each restaurant to be held and used in the business semi-annually for impairment, or whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. TRICON evaluates restaurants using a "two-year history of operating losses" as its primary indicator of potential impairment. An impaired restaurant is written down to its estimated fair market value based on the best information available. TRICON generally measures estimated fair market value by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could vary significantly from such estimates.
     TRICON's methodology for determining and measuring impairment of its investments in unconsolidated affiliates and enterprise-level goodwill was changed in 1996 to conform with the methodology it uses for its restaurants except (a) the recognition test for an investment in an unconsolidated affiliate compares the investment to a forecast of TRICON's share of the unconsolidated affiliate's undiscounted cash flows including interest and taxes, compared to undiscounted cash flows before interest and taxes used for restaurants and (b) enterprise-level goodwill is evaluated at a country level instead of by individual restaurant. The change in methodology had no impact in 1996.
     Pre-opening Costs. Costs associated with opening a new restaurant are expensed as incurred.
     Refranchising Gains. Refranchising gains include gains on sales of Company-operated restaurants to new and existing franchisees and the related initial franchise fees. Gains on restaurant refranchisings are recognized when the sale transaction closes, the franchisee has a minimum amount of the purchase price in at-risk equity and TRICON is satisfied that the franchisee can meet its financial obligations. Otherwise, refranchising gains are deferred until those criteria have been met.
     Store Closure Costs. Store closure costs are recognized when a decision is made to close a restaurant within the next twelve months.

     Store closure costs include the cost of writing-down the carrying amount of a restaurant's assets to estimated fair market value less costs of disposal, and the net present value of any remaining operating lease payments after the expected closure date net of estimated sub-lease income.
     Franchise and License Fees. Franchise and license agreements are executed for each point of distribution and provide the terms of the arrangement between TRICON and the franchisee/licensee. The franchise and certain license agreements require the franchisee/licensee to pay an initial, non-refundable fee. The agreements also require continuing fees based upon a percentage of sales.
     Initial fees are recognized as revenue when TRICON has substantially performed all initial services required by the franchising/licensing agreement, which is generally upon opening. Continuing fees are recognized as earned with an appropriate provision for estimated uncollectible amounts. Renewal fees are recognized in earnings when a renewal agreement becomes effective.
     Territorial franchise agreements stipulate the area, number of restaurants and the time frame for development in exchange for a territorial franchise fee. These fees are amortized on a straight line basis over the life of the territory agreement.
     Direct costs incurred to secure and perform the required services under the franchise and license agreements, which are not material, are charged to expense as incurred.

Note 3 - Items Affecting Comparability of Income Before Cumulative Effect of Accounting Changes

                                  1996            1995           1994
                               Pre-  After-   Pre-  After-   Pre-   After-
                               Tax    Tax     Tax    Tax     Tax     Tax
Disposal of non-core U.S.
 restaurant businesses         $246   $189       -     -        -      -

Net facility actions           $(37)  $(21)   $402  $295     $ 10   $  6

Reduced depreciation and
 amortization                  $(40)  $(26)   $(17) $(12)       -      -

Fifty-third week                  -      -       -     -     $(23)  $(14)
___________________________________________________________________________

The non-core U.S. restaurant businesses charge of $246 million was a result of a fourth quarter 1996 decision to dispose of TRICON's remaining non-core U.S. restaurant businesses: California Pizza Kitchen ("CPK"), Chevys, D'Angelo Sandwich Shops ("D'Angelo"), and East Side Mario's ("ESM") and a first quarter 1996 decision to dispose of the operating assets of HNN. The charge represented a reduction of the carrying amounts of the non-core U.S. restaurant businesses to estimated fair market value, less costs to sell. The estimated fair market value was determined by using estimated selling prices, based primarily upon the opinion of an investment banking firm
retained to assist in the selling activity.   The remaining carrying amount
of the non-core U.S. restaurant assets of $333 million was included in prepaid expenses, deferred income taxes and other current assets in the 1996 Combined Balance Sheet. The non-core U.S. restaurant businesses contributed $394 million, $297 million and $281 million to revenues in 1996, 1995 and 1994, respectively. Excluding the unusual disposal charges in 1996 and the $120 million initial impact of adopting Statement of

Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995, the non-core U.S. restaurant businesses incurred losses of $15 million ($12 million after-tax), $45 million ($37 million after-tax) and $42 million ($35 million after-tax) in 1996, 1995 and 1994, respectively.
     Net facility actions reflected TRICON's initiatives to reduce its percentage ownership of total system units by selling Company-operated restaurants to new and existing franchisees and closing underperforming stores, and impairment charges under SFAS 121:

                                    1996      1995     1994

U.S.
Refranchising gains                $(134)    $ (89)    $  -
Store closure costs                   45        26       10
SFAS 121 impairment charges           54       320        -
(Gains)/losses from
  net facility actions             $ (35)    $ 257     $ 10

International
Refranchising gains                $  (5)    $  (4)       -
Store closure costs                   (5)       12        -
SFAS 121 impairment charges            8       137        -
(Gains)/losses from
  net facility actions             $  (2)    $ 145        -

Worldwide
Refranchising gains                $(139)    $ (93)    $  -
Store closure costs                   40        38       10
SFAS 121 impairment charges           62       457        -
(Gains)/losses from
  net facility actions             $ (37)    $ 402     $ 10


     TRICON early adopted SFAS 121 as of the beginning of the fourth quarter of 1995. The initial, noncash charge of $457 million ($324 million after-tax), $120 million ($82 million after-tax) of which related to U.S. non-core restaurant businesses, resulted from TRICON evaluating and measuring impairment of restaurants to be used in the business at the individual restaurant level. Previously, impairment was evaluated and measured if a restaurant concept was incurring operating losses and was expected to incur operating losses in the future. Because of the strong operating profit history or prospects for each concept, no impairment evaluation had been required in 1994.
     As a result of the reduced carrying amount of restaurants due to the adoption of SFAS 121, depreciation and amortization expense was reduced by $40 million for the first three quarters of 1996 and by $17 million for the fourth quarter of 1995.
     The recurring SFAS 121 impairment charge in 1996 resulted from the semi-annual impairment evaluations of each restaurant to be used in the business that either initially met the "two-year history of operating losses" impairment indicator or was previously evaluated for impairment and, due to changes in circumstances, a current forecast of future cash flows would be expected to be significantly lower than the forecast used in the prior evaluation.
     The fifty-third week in 1994 increased 1994 revenues and operating profit by an estimated $172 million and $23 million, respectively.

Note 4 - Franchise and License Fees

Franchise and certain license arrangements for TRICON's traditional and non-traditional points of distribution, respectively, provide for initial fees. The agreements also require continuing fees based upon a percentage of sales. Initial franchise fees from refranchising activities arise from an initiative adopted by TRICON in late 1994 to reduce its percentage ownership of total system units by selling Company-operated units to new and existing franchisees. As disclosed in Note 2 on page F-10, initial franchise fees from the refranchising activities are included as part of refranchising gains.

                              1996      1995      1994

Initial fees                  $ 43      $ 28      $ 18
Initial franchise fees from
  refranchising activities     (22)       (8)        -
                                21        20        18
Continuing fees                473       417       377
                              $494      $437      $395

Note 5 - Property, Plant and Equipment, net

                                     1996       1995
___________________________________________________________________________
Land                                $  933    $  990
Buildings and improvements           3,394     3,452
Capital leases, primarily
 buildings                             206       309
Machinery and equipment              2,319     2,370
                                     6,852     7,121

Accumulated depreciation            (2,802)   (2,673)
                                    $4,050    $4,448
___________________________________________________________________________

Note 6 - Intangible Assets, net

                                     1996         1995
___________________________________________________________________________

Reacquired franchise rights        $  767      $  817
Trademarks and other
 identifiable intangibles             190         214
Goodwill                              143         355
                                   $1,100      $1,386
___________________________________________________________________________

Identifiable intangible assets primarily arose from the allocation of purchase prices of businesses acquired. Amounts assigned to such identifiable intangibles were based on independent appraisals or internal estimates. Goodwill represents the residual purchase price after allocation to all identifiable net assets.
     Accumulated amortization, included in the amounts above, was $603 million and $521 million at year-end 1996 and 1995, respectively.

Note 7 - Accounts Payable and Other Current Liabilities

                                                1996        1995
__________________________________________________________________________
Accounts payable                              $  526      $  516
Accrued compensation and benefits                261         243
Other accrued taxes                              121          94
Other current liabilities                        292         246
                                              $1,200      $1,099
__________________________________________________________________________

Note 8 - Short-term Borrowings and Long-term Debt


                                       1996          1995
___________________________________________________________________________
Short-term Borrowings
Current maturities of long-term
 debt issuances                        $ 26          $ 27
Other, due 1997                          33           117
                                       $ 59          $144
___________________________________________________________________________

___________________________________________________________________________
Long-term Debt
Capital lease obligations
 (see Note 9)                          $222          $246
Other, due 1997-2010 (8.2% and 8.1%)     35            41
                                        257           287
Less current maturities of long-term
 debt issuances                         (26)          (27)
                                       $231          $260
___________________________________________________________________________

Note 9 - Leases

TRICON has noncancellable commitments under both capital and long-term operating leases, primarily for Company-operated restaurants. Capital and operating lease commitments expire at various dates through 2087 and, in many cases, provide for rent escalations and renewal options. Most leases require payment of related executory costs, which include property taxes, maintenance and insurance.
     Future minimum commitments and sublease receivables under noncancelable leases are set forth below:

                     Commitments                Sublease Receivables
                 Capital   Operating          Direct        Operating
                                             Financing
1997              $ 39        $  258           $  3            $ 14
1998                37           225              3              13
1999                34           194              2              11
2000                32           168              2              10
2001                30           150              2               8
Later years        231           930             17              44
                  $403        $1,925           $ 29            $100
________________________________________________________________________

     At year-end 1996, the present value of minimum payments under capital leases was $222 million, after deducting $181 million representing imputed interest.

     The details of rental expense and income are set forth below:

                                             1996      1995      1994
Rental expense
  Minimum                                    $299      $309      $303
  Contingent                                   25        27        32
                                             $324      $336      $335

Minimum rental income                        $ 16      $  8      $ 12
___________________________________________________________________________
     Contingent rentals are based on sales in excess of levels stipulated in the lease agreements.
Note 10 - Financial Instruments


Derivative Instruments
TRICON's policy prohibits the use of derivative instruments for trading purposes and TRICON has procedures in place to monitor and control their use.
     TRICON's use of derivative instruments is currently limited to commodity futures contracts traded on national exchanges, which are entered into with the objective of reducing food costs. Open contracts and deferred gains and losses at year-end 1996 and 1995, as well as gains and losses recognized as part of cost of sales in 1996, 1995 and 1994 were not significant.
Fair Value

Except for guarantees issued by TRICON, the carrying amounts of TRICON's financial instruments approximated market value. The fair value of guarantees issued by TRICON was $13 million in 1996 and $1 million in 1995 compared to a carrying amount of $0 for both years. The fair values were estimated using market quotes and calculations based on market rates.

Note 11 - Pension Plans

U.S. employees participate in PepsiCo sponsored noncontributory defined benefit pension plans which cover substantially all full-time salaried employees, as well as certain hourly employees. Benefits generally are based on years of service and compensation or stated amounts for each year of service. All plans but one are funded and contributions are made in amounts not less than minimum statutory funding requirements nor more than the maximum amount that can be deducted for U.S. income tax purposes.
     It is intended that TRICON will assume the existing defined benefit pension plan obligations for TRICON's U.S. employees as of the Distribution Date and trust assets from the funded plans will be transferred based upon actuarial determinations in accordance with regulatory requirements.
     Net periodic U.S. pension expense allocated to TRICON was $10 million in 1996, $5 million in 1995 and $5 million in 1994. Such expense was based on the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions".

     Net periodic pension expense for the defined benefit pension plans for TRICON's foreign operations was not significant. TRICON will assume the foreign defined benefit pension plan obligations as of the Distribution Date. Any related assets will be transferred.
     In 1994, PepsiCo changed the method for calculating the market-related value of plan assets used in determining the return-on-assets component of net periodic pension cost and the cumulative net unrecognized gain or loss subject to amortization. This change resulted in a noncash benefit in 1994 for TRICON of $5 million ($3 million after-tax) representing the cumulative effect of the change related to TRICON for years prior to 1994.

Note 12 - Postretirement Benefits Other Than Pensions

TRICON provides postretirement health care benefits to eligible retired employees and their dependents, principally in the U.S. Salaried retirees who have 10 years of service and attain age 55 are eligible to participate in the postretirement benefit plans. The plans are not funded and since 1994 have included retiree cost sharing. Postretirement benefit expense was $3 million in 1996, $2 million in 1995 and $3 million in 1994.

Note 13 - Postemployment Benefits Other Than to Retirees

Effective the beginning of 1994, TRICON adopted Statement of Financial Accounting Standards No. 112 ("SFAS 112"), "Employers' Accounting for Postemployment Benefits." The principal effect to TRICON resulted from accruing disability medical benefits to be provided to employees upon the occurrence of an event. Previously, these benefits were expensed when incurred. The cumulative effect charge upon adoption of SFAS 112, which relates to years prior to 1994, was $7 million ($4 million after-tax).

Note 14 - Employee Stock Option Plans

TRICON employees were granted stock options under PepsiCo's three long-term incentive plans - the SharePower Stock Option Plan ("SharePower"), the Long-Term Incentive Plan ("LTIP"), and the Stock Option Incentive Plan ("SOIP"). Prior to 1997, SharePower options were granted annually to essentially all full-time employees. SharePower options generally become exercisable ratably over 5 years from the grant date and must be exercised within 10 years from the grant date. Most LTIP options were granted every other year to senior management employees. Most of these options become exercisable after 4 years and must be exercised within 10 years from the grant date. In addition, the LTIP allows for grants of performance share units ("PSU"s). The value of a PSU is fixed at the value of a share of PepsiCo stock at the grant date and vests in 4 years from the grant date, contingent upon the attainment of prescribed performance goals. Payment of PSUs are made in cash and/or stock. Amounts expensed for PSUs for TRICON employees were $.9 million in 1996, $.6 million in 1995 and $1.8 million in 1994. SOIP options are for middle-management employees and, prior to 1997, were granted annually. SOIP options are exercisable after one year and must be exercised within 10 years after their grant date. The total number of options granted to TRICON employees under the PepsiCo stock option plans was 13.4 million in 1996, 7.2 million in 1995 and 14.1 million in 1994.
     Immediately following the Distribution, nonvested SharePower stock options and 1996 and 1997 option grants under LTIP and SOIP held by TRICON employees will be replaced with TRICON stock option awards. The TRICON awards will have the same ratio of the exercise price per option to the market value per share, the same aggregate difference between market value and exercise price and the same vesting provisions, option periods and other terms and conditions as the PepsiCo options they replace. Vested SharePower options and options granted under LTIP and SOIP before 1996 held by TRICON employees will remain as PepsiCo stock options. The number of options and exercise prices will be adjusted to compensate for the market value of TRICON shares distributed to PepsiCo shareholders. At December 28, 1996, there were approximately 38 million PepsiCo stock options held by TRICON employees. That amount includes an aggregate of approximately 16 million options that are subject to replacement with TRICON stock option awards. TRICON cannot currently determine the number of shares of its common stock that will be subject to substitute awards after the Distribution.
     TRICON adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," but continues to measure stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. If TRICON had measured compensation cost for the PepsiCo stock options granted to its employees in 1996 and 1995 under the fair value based method prescribed by SFAS 123, the net loss would have been changed to the pro forma amounts set forth below:

                                1996     1995
Net Loss
  Reported                      $53     $132
  Pro forma                     $70     $136

     The fair value of PepsiCo stock options granted to TRICON employees used to compute pro forma net income disclosures were estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions used by PepsiCo:

                                1996         1995

Risk free interest rate          6.0%         6.2%
Expected life                  6 years     5 years
Expected volatility               20%          20%
Expected dividend yield          1.5%        1.75%

     The weighted-average fair value of PepsiCo stock options granted to TRICON employees during 1996 was $8.87 and during 1995 was $5.54.
     The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net income because
(1)future grants of employee stock options by TRICON management may not be comparable to awards made to employees while TRICON was a part of PepsiCo,
(2) the assumptions used to compute the fair value of any stock option awards will be specific to TRICON and therefore may not be comparable to the PepsiCo assumptions used and (3) they exclude the pro forma compensation expense related to unvested stock options granted before 1995.

Note 15 - Income Taxes

The details of the provision for income taxes on income before cumulative effect of accounting changes are set forth below:

                                   1996      1995      1994
___________________________________________________________________________
Current:  Federal                 $ 154      $179      $134
          Foreign                    93        59        31
          State                      28        24        25
                                    275       262       190
Deferred: Federal                  (127)     (168)      (50)
          Foreign                    (5)      (55)       (7)
          State                     (18)      (10)      (11)
                                   (150)     (233)      (68)
                                  $ 125      $ 29      $122
___________________________________________________________________________

     U.S. and foreign income before income taxes and cumulative effect of accounting changes are set forth below:

                                   1996      1995      1994
___________________________________________________________________________
U.S.                               $(21)    $  72      $285
Foreign                              93      (175)      (44)
                                   $ 72     $(103)     $241
___________________________________________________________________________

A reconciliation of income taxes calculated at the U.S. Federal tax statutory rate to TRICON's provision for income taxes is set forth below:

                                     1996     1995     1994
___________________________________________________________________________
Income taxes computed at the U.S.
 Federal statutory rate of 35%       $ 25     $(36)    $ 84
State income tax, net of Federal
   tax benefit....................      7        7       12
Foreign and U.S. tax effects
 attributable to foreign
  operations                           49       26       27
Adjustment to the beginning-of-
 the-year foreign deferred tax
  assets valuation allowance            5       (1)       -
Effect of unusual disposal charges     28        -        -
Initial impact of adopting SFAS 121     -       28        -
Nondeductible amortization of
 U.S. goodwill                          9       11        4
Federal tax credits                    (2)      (8)     (14)
Equity (income)/loss of CPK             1        8        7
Other, net                              3       (6)       2
Total income taxes                   $125     $ 29     $122
Effective income tax rate           173.6%   (28.2)%   50.6%

      The details of the 1996 and 1995 deferred tax liabilities (assets) are set forth below:
                                        1996      1995
___________________________________________________________________________
Intangible assets and property,
 plant and equipment                   $ 222     $ 392
Other                                     43         3
Gross deferred tax liabilities         $ 265     $ 395

Net operating loss carryforwards       $(111)    $ (89)
Employee benefits                        (56)      (46)
Casualty claims                          (69)      (47)
Various liabilities and other           (132)     (134)
Gross deferred tax assets               (368)     (316)
Deferred tax assets valuation
 allowance                               138        82
Net deferred tax assets                 (230)     (234)
Net deferred tax liability             $  35     $ 161

Included in
Prepaid expenses, deferred income
 taxes and other current assets        $(165)    $(109)
Deferred income taxes                    200       270
                                       $  35     $ 161

     The valuation allowance related to deferred tax assets increased by $56 million in 1996 primarily due to additions related to current year operating losses and temporary differences in a number of foreign and state jurisdictions.
      The determination of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures that are essentially permanent in duration is not practicable.
      Net operating loss carryforwards totaling $374 million at year-end 1996 are available to reduce future tax of certain subsidiaries and are related to a number of foreign and state jurisdictions. Of these carryforwards, $4 million expire in 1997, $316 million expire at various times between 1998 and 2010 and $54 million may be carried forward indefinitely.

Note 16 - Business Segments

TRICON is engaged principally in developing, operating, franchising and licensing the worldwide Pizza Hut, Taco Bell and KFC concepts. TRICON also operates other non-core U.S. concepts, including CPK, Chevys, D'Angelo, ESM and HNN, which were held for disposal at the end of 1996 (see
Note 3).
     Pizza Hut, Taco Bell and KFC operate throughout the U.S. and in 83, 16 and 73 countries and territories outside the U.S, respectively. Principal international markets include Australia, Canada, Japan, Korea, Mexico, New Zealand, Spain and the U.K. At year-end 1996, TRICON has investments in several unconsolidated affiliates outside the U.S. which operate KFC and Pizza Hut restaurants, the most significant of which are located in Japan and the U.K.

     TRICON year-end investments in unconsolidated affiliates totaled $228 million in 1996 and $382 million in 1995. The decrease in 1996 reflected the consolidation of CPK, previously an unconsolidated equity investment, at the end of the second quarter of 1996. CPK was consolidated as a result of PepsiCo obtaining majority control of CPK's Board of Directors at the end of the second quarter of 1996.

___________________________________________________________________________
GEOGRAPHIC AREAS
___________________________________________________________________________

                                            Revenues
                                   1996       1995        1994
International                   $ 2,308    $ 2,087      $1,794
United States                     7,924      8,163       7,771
                                $10,232    $10,250      $9,565
___________________________________________________________________________
                                    Operating Profit/(Loss)
                                   1996(a)    1995(a)     1994
International                       126        (26)         66
United States                       286        354         578
Equity income/(loss) and
  foreign exchange                   13        (24)        (12)
Allocation of PepsiCo shared
 corporate expenses                 (53)       (52)        (50)
                                $   372    $   252      $  582
___________________________________________________________________________
                                     Identifiable Assets
                                   1996       1995        1994
International                   $ 1,726    $ 1,643      $1,780
United States                     4,566      4,883       5,211
Investments in Unconsolidated
 Affiliates                         228        382         396
                                $ 6,520    $ 6,908      $7,387
___________________________________________________________________________
                                  Depreciation and Amortization
                                   1996       1995        1994
International                   $   149    $   152      $  116
United States                       472        519         506
                                $   621    $   671      $  622
___________________________________________________________________________

                                        Capital Spending
                                   1996       1995        1994
International                   $   161    $   184      $  335
United States                       466        530         714
                                $   627    $   714      $1,049
___________________________________________________________________________
(a) The unusual disposal charge in 1996 of $246 in the United States and the initial impact of adopting SFAS 121 in 1995 of $457 (United States
     - $305, International - $135 and equity income/(loss) - 17) reduced combined operating profit (see Note 3 on page F-11).

Note 17 - Related Party Transactions

TRICON purchases beverage products from the Pepsi-Cola Company and equipment, food and paper from PepsiCo Food Systems (PFS), both operating divisions of PepsiCo. The amounts purchased in 1996, 1995 and 1994 were $2.5 billion, $2.7 billion and $2.6 billion, respectively. In May 1997, TRICON entered into a five-year Sales and Distribution Agreement with PFS to purchase the majority of its food and supplies for Company-operated stores, subject to PFS maintaining certain quality and service performance levels. The Sales and Distribution Agreement becomes effective upon the closing of the sale by PepsiCo of the assets and business of PFS to AmeriServe Food Distribution, Inc. ("AmeriServe"), pursuant to a definitive agreement dated as of May 23, 1997.
     KFC, Pizza Hut and Taco Bell are each expected to enter into a multi-year agreement with Pepsi-Cola regarding the sale of Pepsi-Cola's brands of beverage products to TRICON's U.S. Company-operated units.
     PepsiCo will remain liable on certain existing contingent liabilities relating to TRICON's businesses which were not able to be released, terminated or replaced prior to the Distribution Date ("unreleased contingent liabilities"). After the Distribution, TRICON will pay a fee to PepsiCo for any unreleased contingent liabilities until they are released or replaced by a qualified letter of credit. TRICON will also fully indemnify PepsiCo for any payments made under the unreleased contingent liabilities.
     In contemplation of the Distribution, TRICON and PepsiCo will enter into certain agreements providing for the separation of the companies. See
Note 1 on page F-8.

Note 18 - Contingencies

TRICON is subject to various claims and contingencies related to lawsuits, taxes, environmental and other matters arising out of the normal course of business. Management believes that the ultimate liability, if any, in excess of amounts already recognized arising from such claims or contingencies is not likely to have a material adverse effect on TRICON's annual results of operations or financial condition. TRICON was directly or indirectly contingently liable under guarantees for $150 million and $77 million at year-end 1996 and 1995, respectively. At year-end 1996, $74 million represented contingent liabilities to lessors as a result of TRICON assigning its interest in and obligations under real estate leases as a condition to the refranchising of Company-operated restaurants. The $74 million represented the present value of the minimum payments of the assigned leases, excluding any renewal option periods, discounted at PepsiCo's pre-tax cost of debt. PepsiCo's pre-tax cost of debt is not necessarily indicative of TRICON's pre-tax cost of debt as a separate, independent company. On a nominal basis, the contingent liability resulting from the assigned leases was $115 million. The balance of the contingent liabilities primarily reflected guarantees to support financial arrangements of certain unconsolidated affiliates and other restaurant franchisees.

Note 19 - Selected Quarterly Financial Data

(unaudited)
                                                        First Quarter
                                                          (12 Weeks)
                                                    1996(a)       1995(a)
___________________________________________________________________________
Revenues:
 Company-operated restaurants                  $   2,171         2,090
 Franchise and license fees                    $     102            90
Operating profit related to:
 Company-operated restaurants                  $     219           189
 Franchise and license fees                    $      99            88
Unusual disposal charges(b)                    $      26             -
Operating profit                               $     146           113
Net income                                     $      40            42
___________________________________________________________________________
                                                       Second Quarter
                                                         (12 Weeks)
                                                    1996(a)       1995(a)
___________________________________________________________________________
Revenues:
 Company-operated restaurants                  $   2,271         2,329
 Franchise and license fees                    $     111           101
Operating profit related to:
 Company-operated restaurants                  $     268           257
 Franchise and license fees                    $     108            98
Operating profit                               $     182           146
Net income                                     $     112            62
___________________________________________________________________________
                                                       Third Quarter
                                                        (12 Weeks)
                                                    1996(a)      1995(a)
___________________________________________________________________________
Revenues:
 Company-operated restaurants                  $   2,329         2,383
 Franchise and license fees                    $     119           106
Operating profit related to:
 Company-operated restaurants                  $     259           295
 Franchise and license fees                    $     113           103
Operating profit                               $     196           207
Net income                                     $      77            87
___________________________________________________________________________
                                                       Fourth Quarter
                                                        (16 Weeks)
                                                  1996(a)         1995(a)
___________________________________________________________________________
Revenues:
 Company-operated restaurants                  $   2,967         3,011
 Franchise and license fees                    $     162           140
Operating profit related to:
 Company-operated restaurants                  $     273           333
 Franchise and license fees                    $     158           136
Unusual disposal charges(b)                    $     220             -
Operating profit                               $    (152)         (214)
Net loss                                       $    (282)         (323)
___________________________________________________________________________

(unaudited)

                                                         Full Year
                                                         (52 Weeks)
                                                    1996(a)       1995(a)
Revenues:
 Company-operated restaurants                  $   9,738         9,813
 Franchise and license fees                    $     494           437
Operating profit related to:
 Company-operated restaurants                  $   1,019         1,074
 Franchise and license fees                    $     478           425
Unusual disposal charges(b)                    $     246             -
Operating profit                               $     372           252
Net loss                                       $     (53)         (132)
___________________________________________________________________________

(unaudited)

Notes:

(a) Operating profit included certain items affecting comparability as summarized below. Net facility actions represent the net gains/(losses) from sales of restaurants to new and existing franchisees, closing other restaurants and SFAS 121 impairment charges for restaurants to be used in the business. The SFAS 121 impairment charges represent the ongoing application of SFAS 121 in 1996 and the initial impact of adopting it in 1995 (see Note 3). The depreciation and amortization reduction for the first three quarters of 1996 arose from the adoption of SFAS 121 at the beginning of the fourth quarter of 1995, which reduced the carrying amount of certain restaurants to be held and used in the business.

                                      1996                    1995
                               Pre-      After-       Pre-          After-
                               Tax       Tax          Tax           Tax
    Net facility actions
     (gains/(losses))
      First quarter           $ 46          $28      $   3          $   2
      Second quarter            20           13          -              -
      Third quarter             25           15         (3)            (2)
      Fourth quarter           (54)         (35)      (402)          (295)
      Full year               $ 37          $21      $(402)         $(295)
    Depreciation and amorti-
     zation reduction
      First quarter           $ 13          $ 9
      Second quarter            16           11
      Third quarter             11            6
      Full year               $ 40          $26

(b)Included unusual disposal charges in 1996 (see Note 3) as follows:

                              Pre-       After-
                              Tax        Tax
      First quarter           $ 26       $ 17
      Fourth quarter           220        172
      Full year               $246       $189

Condensed Combined Statement of Operations
(in millions, unaudited)
TRICON Global Restaurants, Inc.
Twelve weeks ended March 22, 1997 and March 23, 1996

                                             1997               1996
____________________________________________________________________________
REVENUES
Company-operated restaurants               $2,123             $2,171
Franchise and license fees                    114                102
                                            2,237              2,273
Costs and Expenses, net
Company-operated restaurants
 Food and paper                               684                714
 Payroll and employee benefits                633                634
 Occupancy and other operating
   expenses                                   572                604
                                            1,889              1,952
General, administrative and other
   expenses                                   198                195
Net facility actions                          (12)               (46)
Unusual disposal charges                        -                 26
Total costs and expenses                    2,075              2,127

Operating Profit                              162                146

Interest expense, net                          66                 74

Income Before Income Taxes                     96                 72

Income Taxes                                   44                 32

Net Income                                 $   52             $   40
____________________________________________________________________________
See accompanying Notes to Condensed Combined Financial Statements.
____________________________________________________________________________

___________________________________________________________________________
Condensed Combined Statement of Cash Flows        (page 1 of 2)
(in millions, unaudited)
TRICON Global Restaurants, Inc.
Twelve Weeks ended March 22, 1997 and March 23, 1996


                                           1997        1996
___________________________________________________________________________
Cash Flows - Operating Activities
Net income                                $  52       $  40
Adjustments to reconcile net income
 to net cash provided by operating
 activities
  Depreciation and amortization             125         144
  Unusual disposal charges                    -          26
  Deferred income taxes                     (26)        (26)
  Other noncash charges and
    credits, net                             (3)        (28)
  Changes in operating working capital,
   excluding effects of acquisitions
    Accounts and notes receivable            (2)        (17)
    Inventories                               1          12
    Prepaid expenses, deferred income
      taxes and other current assets        (88)        (31)
    Accounts payable and other
      current liabilities                   (86)        (92)
    Income taxes payable                     54         (22)
  Net change in operating
   working capital                         (121)       (150)
Net Cash Provided by Operating
 Activities                                  27           6

Cash Flows - Investing Activities
Capital spending                            (62)        (89)
Refranchising of restaurants                 40         101
Sales of property, plant
 and equipment                               15           4
Other, net                                   17         (29)
Net Cash Provided by (Used for)
Investing Activities                         10         (13)
___________________________________________________________________________
(Continued on following page)

___________________________________________________________________________
Condensed Combined Statement of Cash Flows (page 2 of 2)
(in millions, unaudited)
TRICON Global Restaurants, Inc.
Twelve Weeks ended March 22, 1997 and March 23, 1996

                                           1997        1996
___________________________________________________________________________
Cash Flows - Financing Activities
Short-term borrowings-three months
 or less, net                             $  36        $(40)
Proceeds from long-term debt                 24          40
Decrease in investments by and
 advances from PepsiCo                     (117)         (6)
Net Cash Used for Financing
 Activities                                 (57)         (6)

Effect of Exchange Rate Changes on
 Cash and Cash Equivalents                    -          (2)

Net Decrease in Cash
 and Cash Equivalents                       (20)        (15)
Cash and Cash Equivalents
 - Beginning of Year                        137          94
Cash and Cash Equivalents
 - End of Quarter                         $ 117        $ 79
___________________________________________________________________________
Supplemental Cash Flow Information
 Cash Flow Data
  Interest paid                           $   6        $  8
  Income taxes paid                       $  16        $ 80
___________________________________________________________________________
See accompanying Notes to Condensed Combined Financial Statements.
___________________________________________________________________________

_____________________________________________________________________________
Condensed Combined Balance Sheet
(in millions, unaudited)
TRICON Global Restaurants, Inc.
March 22, 1997 and December 28, 1996
                                                  3/22/97    12/28/96
_____________________________________________________________________________
ASSETS
Current Assets
Cash and cash equivalents                          $  117      $  137
Short-term investments, at cost                        22          50
                                                      139         187
Accounts and notes receivable, less allowance:
  $11 in 1997 and $9 in 1996                          126         125
Inventories                                            87          88
Prepaid expenses, deferred income taxes and
 other current assets                                 650         562
     Total Current Assets                           1,002         962

Property, Plant and Equipment, net                  3,955       4,050
Intangible Assets, net                              1,068       1,100
Investments in Unconsolidated Affiliates              222         228
Other Assets                                          166         180
       Total Assets                                $6,413      $6,520

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities
Accounts payable and other current
 liabilities                                       $1,108      $1,200
Income taxes payable                                  210         157
Short-term borrowings                                  93          59
     Total Current Liabilities                      1,411       1,416

Long-term Debt                                        222         231
Other Liabilities                                     436         434
Deferred Income Taxes                                 174         200

Shareholder's Equity
Investments by and advances from PepsiCo            4,201       4,266
Currency translation adjustment                       (31)        (27)
Total Shareholder's Equity                          4,170       4,239
        Total Liabilities and
        Shareholder's Equity                       $6,413      $6,520
____________________________________________________________________________
See accompanying Notes to Condensed Combined Financial Statements.
___________________________________________________________________________

Twelve Weeks ending March 22, 1997 and March 23, 1996
Notes to Unaudited Condensed Combined  Financial Statements

1.   The Condensed Combined Balance sheet at March 22, 1997 and the
  Condensed Combined Statements of Operations and Cash Flows for the 12 weeks ended March 22, 1997 and March 23, 1996 have not been audited, but have been prepared in conformity with the accounting principles applied in the TRICON audited combined financial statements for the year ended December 28, 1996. In the opinion of management, this information includes all material adjustments, which are of a normal and recurring nature, necessary for a fair presentation. The results for the 12 weeks are not necessarily indicative of the results expected for the year.
2. The non-core U.S. restaurant businesses held for disposal contributed $103 million and $67 million to revenues in 1997 and 1996, respectively. Excluding the unusual disposal charge in 1996, operating results for the non-core U.S. restaurant businesses were $5 million of operating profit in 1997 compared to a $6 million loss in 1996. About half of the profit improvement was due to cessation of depreciation and amortization expense in 1997 because these businesses are held for sale.
3. On February 19, 1997 TRICON sold ESM, one of its non-core U.S. restaurant businesses, for $10 million in cash proceeds, which approximated its carrying amount.
4. TRICON purchases beverage products from the Pepsi-Cola Company and equipment, food and paper from PepsiCo Food Systems (PFS), both operating divisions of PepsiCo. The amounts purchased in 1997 and 1996 were $477 million and $574 million, respectively.

______________________________________________________________________________
Pro Forma Condensed Combined Statement of Operations
(in millions except per share amounts, unaudited)
TRICON Global Restaurants, Inc.
Fiscal year ended December 28, 1996
                                                    Pro Forma    Pro Forma
                                              1996  Adjustments    1996
_____________________________________________________________________________
REVENUES
Company-operated restaurants                $9,738    $(391)(a)    $9,347
Franchise and license fees                     494       (3)(a)       491
                                            10,232     (394)(a)     9,838
Costs and Expenses, net
Company-operated restaurants
 Food and paper                              3,215     (123)(a)     3,092
 Payroll and employee benefits               2,793     (130)(a)     2,663
 Occupancy and other operating
 expenses                                    2,711     (112)(a)     2,599
                                             8,719     (365)        8,354
General, administrative and
 other expenses                                932      (39)(a)       893
Net facility actions                           (37)       -           (37)
Unusual disposal charges                       246     (246)(a)         -
Total costs and expenses                     9,860     (650)(a)     9,210

Operating Profit                               372      256 (a)       628

Interest expense, net                          300       (5)          295

Income Before Income Taxes                      72      261           333

Income Taxes                                   125       61           186

Net (Loss)/Income                           $  (53)   $ 200        $  147

Net Loss Per Share                          $    -    $x.xx        $ x.xx

Average shares outstanding                       -      xxx           xxx
____________________________________________________________________________
See accompanying Notes to Pro Forma Condensed Combined Financial Statements.
____________________________________________________________________________

_____________________________________________________________________________
Pro Forma Condensed Combined Statement of Operations
(in millions except per share amounts, unaudited)
TRICON Global Restaurants, Inc.
Twelve Weeks ended March 22, 1997

                                                    Pro Forma    Pro Forma
                                             1997   Adjustments   1997
_____________________________________________________________________________
REVENUES
Company-operated restaurants               $2,123    $ (102)(a)    $2,021
Franchise and license fees                    114        (1)(a)       113
                                            2,237      (103)(a)     2,134
Costs and Expenses, net
Company-operated restaurants
 Food and paper                               684       (31)(a)       653
 Payroll and employee benefits                633       (37)(a)       596
 Occupancy and other operating
   expenses                                   572       (22)(a)       550
                                            1,889       (90)(a)     1,799
General, administrative and other
   expenses                                   198        (8)(a)       190
Net facility actions                          (12)        -           (12)
Total costs and expenses                    2,075       (98)(a)     1,977

Operating Profit                              162        (5)(a)       157

Interest expense, net                          66        (1)           65

Income Before Income Taxes                     96        (4)           92

Income Taxes                                   44        (1)           43

Net Income                                 $   52    $   (3)       $   49

Net Income Per Share                       $    -    $ x.xx        $ x.xx

Average shares outstanding                      -     x,xxx         x,xxx
____________________________________________________________________________
See accompanying Notes to Pro Forma Condensed Combined Financial Statements.
____________________________________________________________________________

____________________________________________________________________________
Pro Forma Condensed Combined Balance Sheet
(in millions except per share amount, unaudited)
TRICON Global Restaurants, Inc.
March 22, 1997

                                                    Pro Forma    Pro Forma
                                             1997   Adjustments   1997
____________________________________________________________________________
ASSETS
Current Assets
Cash and cash equivalents                  $  117     $   -      $  117
Short-term investments, at cost                22         -          22
                                              139         -         139
Accounts and notes receivable, less
  allowance:  $11                             126         -         126
Inventories                                    87         -          87

Prepaid expenses, deferred income taxes
 and other current assets                     650      (311)(a)     339
     Total Current Assets                   1,002      (311)        691

Property, Plant and Equipment, net          3,954         -       3,954
Intangible Assets, net                      1,068         -       1,068
Investments in Unconsolidated Affiliates      222         -         222
Other Assets                                  167         -         167
       Total Assets                        $6,413     $(311)     $6,102


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and other current
 liabilities                               $1,108     $ (57)(a)  $1,051
Income taxes payable                          210         -         210
Short-term borrowings                          93         -          93
     Total Current Liabilities              1,411       (57)      1,354

Long-term Debt                                222       (49)(a)     173
Other Liabilities                             436        (6)(a)     430
Deferred Income Taxes                         174        48 (a)     222

Shareholder's Equity
Investments by and advances from PepsiCo    4,201      (247)(a)   3,954
Capital stock, par value $0.05 per share:
 authorized 750 shares, issued x,xxx
  shares                                        -         -           -
Capital in excess of par value                  -         -           -
Currency translation adjustment               (31)        -         (31)
Total Shareholder's Equity                  4,170      (247)      3,923
        Total Liabilities and
        Shareholder's Equity               $6,413     $(311)     $6,102
____________________________________________________________________________
See accompanying Notes to Pro Forma Condensed Combined Financial Statements.
____________________________________________________________________________

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

The historical combined financial statements reflect periods during which TRICON did not operate as a separate, independent Company; certain estimates, assumptions and allocations were made in preparing such financial statements. Therefore such historical combined financial statements do not necessarily reflect the combined results of operations or financial position that would have existed had TRICON been a separate, independent company.
     The Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical combined financial statements of TRICON and the notes thereto contained in this Information Statement. The pro forma condensed combined financial information is presented for informational purposes only and does not purport to reflect the results of operations or financial position of TRICON or the results of operations or financial position that would have occurred had TRICON been operated as a separate, independent company.

Note 1 - The pro forma adjustments to the accompanying historical combined statement of operations for the fiscal year ended December 28, 1996 are:
(a) To eliminate the effect of TRICON's non-core U.S. restaurant businesses composed of CPK, Chevys, D'Angelo, ESM and HNN. TRICON has disposed of or expects to dispose of these businesses in 1997.
(b) Items to be updated in a subsequent amendment
     - External interest expense based on expected debt outstanding
     - Shares outstanding

Note 2 - The pro forma adjustments to the accompanying historical combined statement of operations for the twelve-weeks ended March 22, 1997 are:
(a) To eliminate the effect of TRICON's non-core U.S. restaurant businesses composed of CPK, Chevys, D'Angelo, ESM and HNN. TRICON has disposed of or expects to dispose of these businesses in 1997.
(b)  Items to be updated in a subsequent amendment
     - External interest expense based on expected debt outstanding
     - Shares outstanding

Note 3 - The pro forma adjustments to the accompanying historical combined balance sheet at March 22, 1997 are:
(a) To eliminate the effect of TRICON's non-core U.S. businesses composed of CPK, Chevys, D'Angelo, ESM and HNN. TRICON has disposed of or expects to dispose of these businesses in 1997.
(b)  Items to be updated in a subsequent amendment
     - External debt based on expected debt outstanding
     - Dividend payment and settlement of certain intercompany liabilities to and with PepsiCo
     - New Equity and Shares outstanding